UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)

[X] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[ ] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

         For the fiscal year ended _____________________

                                       or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

       For the transition period from _________ to  _________

                     Commission file number: ______________

                           AMERA RESOURCES CORPORATION
             (Exact name of Registrant as specified in its charter)

                           AMERA RESOURCES CORPORATION
                 (Translation of Registrant's name into English)

                            BRITISH COLUMBIA, CANADA
                 (Jurisdiction of incorporation or organization)

   SUITE 709 - 837 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3N6
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
                                      NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                           COMMON STOCK, NO PAR VALUE
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                 NOT APPLICABLE
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of June 30, 2004.

            13,962,882 COMMON SHARES OUTSTANDING AS OF JUNE 30, 2004

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes       No   X
    -----    -----

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   X   Item 18
        -----         -----

GENERAL INFORMATION:

UNLESS OTHERWISE INDICATED, ALL REFERENCES HEREIN ARE TO CANADIAN DOLLARS.

                                    GLOSSARY

The following is a glossary of geological and technical terms used in this registration statement:


     ARGILLIC ALTERATION:         Development of secondary clay minerals by
                                  weathering or hydrothermal activity.

     BRECCIA: A rock containing generally angular fragments of itself or some other rock.

     CATEO: In Argentina, a cateo is an exploration concession granted for a period of up to 1,100 days. In areas where field work seasons are limited, only the available field season will be considered in determining the 1,100 days. A cateo gives the holder the exclusive right to explore the area, subject to certain pre-existing rights of owners of mines within the area and abutting owners of cateos. Through the process of exploration, the owner of the cateo may make and file "manifestations" of discovery (see below) and petition the mining authority for the granting of mines (see below). A cateo may be up to 10,000 hectares in size. A single legal person may not hold more than 20 cateos or 200,000 hectares of cateos in any one province. When the cateo is officially granted, a one time payment of about US$0.35 ( Pesos $0.80 ) per hectare is required.

     CLASTIC: Rock components consisting of fragments derived by mechanical erosion of pre-existing rocks.

     COLOR ANOMALY:               An atypical or unusual color pattern visible
                                  on air photos or satellite images of rock outcrop areas, often caused by hydrothermal alteration.

     G/T:                         grams per tonne

     HYDROTHERMAL ALTERATION:     Those chemical and mineral changes resulting
                                  from the interaction of hot water solutions with pre-existing solid mineral phases.

     INTRUSIVE ROCKS:             A body of rock, that while fluid, penetrated
                                  into or between other rocks, but solidified before reaching the surface.

     KM:                          Kilometre

     M:                           Metre

     MAFIC: Dark colored, generally iron or magnesium rich, rock or mineral.

     MANIFESTATIONS:              In Argentina, manifestations or
                                  "manifestaciones" of discovery are official notices filed with the mining authority indicating that the person filing (who must be the owner of the cateo in an area covered by a cateo) has made a discovery. The filing and acceptance by the mining authority of such a notice, constitutes the first step in converting a discovery to a mine (see below).
                                  A manifestation of discovery may cover one or more claims in the case of either a vein or disseminated deposit. The size of the manifestations and the annual payments required of the owner is the same as those for a mine.

     MINE: In Argentina, a mine or "mina" is a real property interest. It is a right of exploration granted on a permanent basis after the completion of an official survey for as long as the right is diligently utilized and semi-annual payments of 40 Pesos (approximately US$17.50) per claim are made.
                                  A mine may consist of one or several claims or "pertenencias". In the case of vein deposits, each claim is a maximum of 200 by 300 metres or six hectares; for disseminated deposits, each claim is up to one square kilometre or 100 hectares.

     PORPHYRY:                    An igneous rock containing mineral crystals
                                  that are visibly larger than other crystals of the same or different composition.

     PPM:                         parts per million

     SATELLITE IMAGERY:           Maps or images produced from data collected by
                                  satellite displaying wavelength and intensity variations of visible and infrared radiation reflected from the Earth's surface.

     SCREE: A slope of loose rock debris at the base of a steep incline or cliff.

     SEDIMENTARY ROCKS:           Descriptive term for a rock formed of
                                  sediment, namely solid material both mineral and organic, deposited from suspension in a liquid.

     STREAM SEDIMENT SAMPLE:      A sample of fine sediment derived from the
                                  mechanical action of the stream.

     SKARN: A style of alteration characterized by iron and magnesium bearing aluminosilicate materials such as garnet and diopside.

     SULFIDE: A compound of sulfur combined with one or more metallic or semi-metallic elements.

     VEINS: An occurrence of minerals, having been intruded into another rock, forming tabular shaped bodies.

     AG:                          Silver

     AS:                          Arsenic

     AU:                          Gold

     BA:                          Barium

     CO:                          Cobalt

     CU:                          Copper

     MO:                          Molybdenum

     PB:                          Lead

     SB:                          Antimony

     ZN:                          Zinc

     MINERALS:

     BIOTITE:                     An iron and magnesium bearing mica mineral.

     CARBONATE:                   A mineral containing the radical CO3.

     CHALCOPYRITE:                A sulfide mineral containing copper and iron.

     FELDSPAR:                    An aluminosilicate with variable amounts of
                                  potassium, sodium and calcium.

     HORNBLENDE:                  A complex hydrated aluminosilicate of
                                  magnesium, iron and sodium.

     MAGNETITE:                   A magnetic iron oxide mineral.

     PYROXENE:                    An aluminosilicate of magnesium and iron.

     PYRRHOTITE:                  A magnetic sulfide of iron.

     ROCK TYPES:

     ANDESITE:                    A volcanic rock with the principal minerals
                                  being plagioclase.

     CONGLOMERATE:                A clastic sedimentary rock containing rounded
                                  fragments of gravel or pebble size.

     DACITE: A volcanic or shallow intrusive rock with the principal minerals being plagioclase, quartz and one or more mafic constituents.

     DIORITE: An intrusive rock composed essentially of sodic plagioclase, hornblende, biotite, or pyroxene.

     LIMESTONE:                   A sedimentary rock consisting chiefly of
                                  calcium carbonate.

     SANDSTONE:                   A clastic sedimentary rock composed largely of
                                  sand-sized grains, principally quartz.

     SHALE: A clastic sedimentary rock derived from very fine-grained sediment (mud).

     SILTSTONE:                   A clastic sedimentary rock similar to shale
                                  except comprised of slightly coarser material
                                  (silt).

     TUFF: A rock formed of compacted volcanic fragments, generally smaller than 4mm in diameter.


FORWARD LOOKING STATEMENTS

The Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this registration statement and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities Exchange Commission (the "SEC"). Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward looking statements.

                                     PART I

ITEM 1.  DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The following are the names, business addresses and positions of the directors and officers of Amera Resources Corporation (the "Company"), as of September 30, 2004.


     NAME AND BUSINESS ADDRESS                   POSITION(S)

     Joseph Grosso                               Chairman and Director
     Suite 709 - 837 West Hastings Street
     Vancouver, British Columbia V6C 3N6
     Canada

     Nikolaos Cacos                              Chief Executive Officer,
     Suite 709 - 837 West Hastings Street        President and Director
     Vancouver, British Columbia V6C 3N6
     Canada

     Jerry A. Minni                              Chief Financial Officer,
     Suite 1104 - 750 West Pender Street         Secretary and Director
     Vancouver, British Columbia V6C 2T8
     Canada

     David Terry                                 Vice President - Exploration
     Suite 709 - 837 West Hastings Street
     Vancouver, British Columbia V6C 3N6
     Canada

     Robert Coltura                              Director
     Suite 709 - 837 West Hastings Street
     Vancouver, British Columbia V6C 3N6
     Canada

     Lindsay Bottomer                            Director
     Suite 1410 - 650 West Georgia Street
     Vancouver, British Columbia V6B 4N5
     Canada

AUDITORS

Since the Company's inception, its auditors have been Ellis Foster, Chartered Accountants, 1650 West 1st Avenue, Vancouver, British Columbia, V6J 1G1, Canada. Ellis Foster is licensed to practice public accounting in the Province of British Columbia by the Institute of Chartered Accountants of British Columbia and is registered with the Public Company Accounting Oversight Board and the Canadian Public Accounting Board.

LEGAL COUNSEL

The Company's Canadian legal counsel is Salley Bowes Harwardt, Barristers and Solicitors, Suite 1750, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6, Canada, and its United States legal counsel is Dill Dill Carr Stonbraker & Hutchings, P.C., 455 Sherman Street, Suite 300, Denver, Colorado.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.
--------------------------------------------------------------------------------

Not applicable.


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The selected financial data of the Company for the years ended December 31, 2003, 2002 and 2001, was derived from the financial statements of the Company which have been audited by Ellis Foster, independent Chartered Accountants, as indicated in their report which is included elsewhere in this registration statement. The selected financial data set forth for the period from inception (April 11, 2000) to December 31, 2000 are derived from the Company's audited financial statements, not included herein.

The selected financial data at and for the six month periods ended June 30, 2004 and 2003, have been derived from the unaudited financial statements of the Company, also included herein and, in the opinion of the Company, also included all adjustments (consisting of normally recurring adjustments) necessary to present fairly the information set forth therein.

The information in the following table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5.
Operating and Financial Review and Prospects."

Reference is made to Note 10 of the Company's audited financial statements for the years ended December 31, 2003, 2002 and 2001 and Note 8 of the Company's financial statements for the six months ended June 30, 2004 and 2003, which are included herein, for a discussion of the material differences between Canadian generally accepted accounting principles ("GAAP") and US GAAP, and their effect on the Company's financial statements.

To date, the Company has not generated any cashflow from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities. The Company currently has sufficient funds to maintain operations at its current level of activity. It will continue to rely on the sale of its equity securities to provide funds for its activities. However, there is no assurance that it will be able to do so.

                                      SIX MONTHS ENDED
                                           JUNE 30,
                                         (UNAUDITED)                        YEAR ENDED DECEMBER 31,
                                 --------------------------    ------------------------------------------------------
                                    2004           2003           2003          2002          2001         2000(1)<F1>
                                 -----------    -----------    -----------    ----------    ----------   ------------

Interest Income                      $3,986         $1,429         $3,492          $356             -             -
General and                        $503,216        $45,866       $409,248       $26,614          $116        $1,084
Administrative Expenses
Net (Loss)                       $(499,230)      $(44,437)     $(405,756)     $(26,258)        $(116)      $(1,084)
Total Assets                     $3,959,668       $397,439     $1,820,883      $207,469            $1            $1
Net Assets                       $3,928,988       $368,255     $1,705,531      $184,042      $(1,159)      $(1,083)
Capital Stock                    $4,477,627        $80,000     $1,228,395       $80,000            $1            $1
Weighted Average                 11,759,592      2,527,081      4,848,716        20,974             1             1
Number of Shares
Dividends per Share                       -              -              -             -             -             -
Basic and Fully Diluted             $(0.04)        $(0.02)        $(0.08)       $(1.25)     $(116.00)      $(1,084)
(Loss) per Share

                                      -6-

NOTE:

(1)<F1> The Company was incorporated on April 11, 2000, therefore, the financial year ended December 31, 2000, is for the period from April 11, 2000 to December 31, 2000.

ADJUSTMENT TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

ADJUSTED TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP (references are made to Note 10 of the Company's audited financial statements for the years ended December 31, 2003, 2002 and 2001 and Note 8 of the Company's financial statements for the six months ended June 30, 2004 and 2003, which are included herein):

                              INCEPTION           SIX MONTHS ENDED
                             (APRIL 11,                JUNE 30,
                            2000) TO JUNE            (UNAUDITED)                    YEAR ENDED DECEMBER 31,
                               30, 2004      ----------------------------   ----------------------------------------
                             (UNAUDITED)          2004           2003            2003           2002         2001
                           ---------------   -------------  -------------   -------------  ------------   ----------
STATEMENT OF LOSS

Earnings (Loss) for the
period under Canadian
GAAP                           $(932,444)      $(499,230)      $(44,437)       $(405,756)     $(26,258)       $(116)

Option interests and
exploration costs for
the period                    (1,524,610)       (840,351)             -         (684,259)            -            -
                           -----------------------------------------------------------------------------------------
Net (Loss) under US
GAAP                          $(2,457,054)   $(1,339,581)      $(44,437)     $(1,090,015)     $(26,258)       $(116)
                           =========================================================================================
Earnings (Loss) per
share under US GAAP                               $(0.11)        $(0.02)          $(0.22)       $(1.25)    $(116.00)
                                            ========================================================================

                                                    SIX MONTHS
                                                      ENDED
                                                     JUNE 30,
                                                   (UNAUDITED)                           YEAR ENDED DECEMBER 31,
                                                 ----------------                   ---------------------------------
                                                       2004                               2003            2002
                                                 ----------------                   ---------------   ---------------

BALANCE SHEETS

Shareholders' Equity

Balance per Canadian GAAP                             $3,928,988                        $1,705,531         $184,042

Option interests and deferred exploration
costs expensed                                        (1,524,610)                         (684,259)               -


                                      -7-

                                                    SIX MONTHS
                                                      ENDED
                                                     JUNE 30,
                                                   (UNAUDITED)                           YEAR ENDED DECEMBER 31,
                                                 ----------------                   ---------------------------------
                                                       2004                               2003            2002
                                                 ----------------                   ---------------   ---------------

Balance per US GAAP                                   $2,404,378                        $1,021,272         $184,042
                                                 ================                   =================================

Total assets

Balance per Canadian GAAP                             $3,959,668                        $1,820,883

Option interests expensed under US GAAP                 (786,042)                         (570,042)

Exploration costs expensed under US GAAP                (738,568)                         (177,217)
                                                 ----------------                   ---------------------------------
Balance per US GAAP                                   $2,435,058                        $1,136,624
                                                 ================                   =================================


                                                 INCEPTION           SIX MONTHS ENDED
                                                 (APRIL 11,              JUNE 30,
                                                  2000) TO              (UNAUDITED)           YEAR ENDED DECEMBER 31,
                                                  JUNE 30,      --------------------------  ---------------------------
                                                    2004           2004           2003          2003           2002
                                               --------------   -----------   ------------  ------------   ------------
CONSOLIDATED STATEMENTS OF CASH FLOWS

Operating Activities

Cash (used) provided per Canadian
GAAP                                               $(550,783)     $(466,142)     $(40,977)     $(80,610)     $(4,031)

Option interests and deferred costs                 (975,610)      (561,351)      (19,523)     (414,259)           -
                                               ----------------------------------------------------------------------

Cash used per US GAAP                            $(1,526,393)   $(1,027,493)     $(60,500)    $(494,869)     $(4,031)
                                               ======================================================================


Investing Activities

Cash used per Canadian GAAP                        $(975,610)     $(561,351)     $(19,523)    $(414,259)         $ -

Option interests and deferred costs                  975,610        561,351        19,523       414,259            -
                                               ----------------------------------------------------------------------
Cash provided (used) per US GAAP                         $ -            $ -           $ -           $ -          $ -
                                               ======================================================================

Financing activities

Cash provided per Canadian and US
GAAP                                              $3,928,627     $2,311,882      $206,150    $1,415,245     $201,499
                                               ======================================================================


EXCHANGE RATE HISTORY

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended December 31, 2003, 2002, 2001, and 2000 and the period from January 1, 2004 through June 30, 2004.

        PERIOD                                               AVERAGE

        January 1, 2004 - June 30, 2004                       0.7450
        January 1, 2003 - December 31, 2003                   0.7206
        January 1, 2002 - December 31, 2002                   0.6368
        January 1, 2001 - December 31, 2001                   0.6456
        January 1, 2000 - December 31, 2000                   0.6746


The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past six months:

        MONTH                           HIGH                 LOW

        April 2004                     0.7637               0.7293
        May 2004                       0.7364               0.7158
        June 2004                      0.7459               0.7261
        July 2004                      0.7644               0.7489
        August 2004                    0.7714               0.7506
        September 2004                 0.7906               0.7651

The noon rate of exchange on October 14, 2004, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.2528 (US$0.7982 = CDN$1.00).

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the Company's current liabilities and capitalization as of June 30, 2004.

                                                                         $

     Current Liabilities                                                 30,680
                                                                    ------------
     Stockholder's Equity
     Common Shares, no par value, 100,000,000 common shares           4,477,627
       authorized, 13,549,382 shares issued and outstanding
     Contributed Surplus                                                383,805
     Deficit                                                           (932,444)
                                                                    ------------
                                                                      3,928,988
                                                                    ------------
     Total Capitalization                                             3,959,668
                                                                    ============

RISK FACTORS

The operations of the Company are speculative due to the high risk nature of its business which involves the exploration of its projects. The following risk factors apply to the Company's operations:

THE COMPANY IS AN EXPLORATION STAGE COMPANY WITH LIMITED FINANCIAL RESOURCES AND IF THE COMPANY IS UNABLE TO SECURE ADDITIONAL FUNDING AND/OR IF THE COMPANY'S EXPLORATION PROGRAMS ARE UNSUCCESSFUL, THE COMPANY MAY FAIL.

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines. Substantial expenditures may be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining. Current exploration programs may not result in any commercial mining operation. The Company's options in unproved mineral claims are without a known body of commercial ore and the proposed programs are an exploratory search for ore. The Company is presently carrying out exploration with the objective of establishing an economic body of ore. If the Company's exploration programs are successful, additional funds will be required for the development of an economic ore body and to place it into commercial production. The only sources of future funds presently available to the Company are the sale of equity capital, the exercise of warrants and options or the offering by the Company of an interest in the mineral claim to be earned to another party or parties. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims and/or may be required to cease operations.

BECAUSE THE COMPANY HAS LIMITED FINANCIAL RESOURCES AND HAS NOT GENERATED ANY REVENUE FROM ITS OPERATIONS, THE COMPANY MAY NOT BE ABLE TO CONTINUE ITS OPERATIONS AND AN INVESTMENT IN THE COMPANY'S COMMON SHARES MAY BE WORTHLESS.

The Company has limited financial resources, has a history of losses and has no source of operating cash flow. The Company has not generated any revenues from its mineral claims and does not anticipate any in the foreseeable future. Additional funding may not be available to it for further exploration of its option interests or to fulfill its obligations under any applicable agreements. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration of its projects with the possible loss of such interests. Historically, the only source of funds available to the Company has been through the sale of its common shares.

As of June 30, 2004, the Company held $2,402,234 in cash and cash equivalents and had working capital of $2,404,370. The Company has sufficient financial resources to conduct additional exploration of its mineral property interests. It is intending to raise further equity capital to fund further exploration activities. The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company. In the event the Company is unable to raise adequate finances to fund the proposed activities, it may have to abandon one or more of its projects. Any further additional equity financing undertaken by the Company may cause dilution to its shareholders.

See "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects."

The Company's financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

THE PRICE OF THE COMPANY'S COMMON SHARES IS SUBJECT TO MARKET FLUCTUATIONS AND VOLATILITY WHICH MAY NOT BE RELATED TO THE COMPANY'S OPERATIONS AND SUCH FLUCTUATIONS MAY IMPACT THE COMPANY'S ABILITY TO COMPLETE EQUITY FINANCINGS.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior mineral exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a low of $0.35 to a high of $1.12 during the 12-month period ending September 30, 2004. Substantially all of the Company's financings have been conducted through the sale of its common stock. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.

THE COMPANY'S OPERATIONS ARE SUBJECT GOVERNMENT REGULATIONS WHICH MAY SUBJECT THE COMPANY TO PENALTIES FOR FAILURE TO COMPLY AND MAY LIMIT THE COMPANY'S ABILITY TO CONDUCT EXPLORATION ACTIVITIES AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

Exploration activities require permits from various federal, provincial or territorial and local governmental authorities and are subject to national and local laws and regulations governing prospecting, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and others which currently or in the future may have a substantial adverse impact on the Company. See "Item 4. Information on the Company - Business Overview - Government Regulations." Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. There can be no assurance, however, that all permits which the Company may require for its operations and exploration activities will be obtainable on reasonable terms or on a timely basis or such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

In order to comply with applicable laws, the Company may be required to make capital expenditures until a particular problem is remedied. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Company, the extent of which cannot be reasonably predicted. Violators may be required to compensate those suffering loss or damage by reason of their exploration activities and may be fined if convicted of an offense under such legislation.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing activities of mineral exploration companies, or more stringent implementation thereof, could require increases in exploration expenditures, or require delays in exploration or abandonment of new mineral properties.

The Company's exploration activities may be subject to foreign, federal, state, provincial and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, waste disposal, and the protection of endangered or threatened species. The Company's exploration activities may be subject to foreign, federal, state, provincial and local laws and regulations for protection of surface and ground water.

If the Company undertakes new, or significantly expands its existing, exploration activities the Company may be required to obtain pre-construction environmental and land use review and comply with permitting, control and mitigation requirements of the jurisdiction in which such operations are to be located. Compliance with new requirements could impose costs on the Company in the future, the materiality of which cannot reasonably be predicted at this time. Any change in the applicable laws or regulations could have an adverse effect on any mining project which the Company might undertake. Also, the Company may require additional permits for its future operations, which may or may not be obtainable on reasonable terms.

If the Company is unable to obtain the necessary permits, the Company might have to change its planned exploration for such non-permitted properties and/or to seek other joint venture arrangements. If the Company were unable to mitigate the problem, the Company might not be able to proceed with exploration. In this event, the Company might seek to mitigate any losses through sale of the property, prior to abandonment.

THE COMPANY'S MINERAL CLAIM INTERESTS ARE LOCATED IN FOREIGN COUNTRIES, THE LAWS OF WHICH MAY PREVENT OR DELAY THE COMPANY'S EXPLORATION ACTIVITIES AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

The projects in which the Company has an interest are located in Argentina (a portion of one project extends into Chile) and Peru. Mineral exploration and mining activities in Argentina and Peru may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Argentina and Peru as developing countries may make it more difficult for the Company to obtain any required exploration financing for its projects. The effect of all of these factors cannot be accurately predicted. Both the Argentine and Peruvian economies have experienced recessions in recent years and there can be no assurance that their economies will recover from such recessions. If the economies of Argentina and Peru fail to continue their growth or suffer a recession, the Company may not be able to continue its operations in those countries. The Company does not maintain and does not intend to purchase political risk insurance.

Argentina has recently experienced some economic and political instability. Management believes the new democratic elected government is making progress in the domestic economy and it is improving the image of the country internationally. Additionally, management believes the economic crisis of December 2001 has been overcome, and although the country defaulted on its loans, it has worked out with the International Monetary Fund a bail-out loan agreement. The Company maintains the majority of its funds in Canada and only forwards sufficient funds to meet current obligations and overhead in Argentina. The Company does not believe that any current currency restrictions which may be imposed in Argentina will have any immediate impact on the Company's exploration activities.

At present all of the Company's mineral claim interests are located outside of Canada, in Argentina (with one project extending into Chile) and Peru. As a result, such assets may be affected by government regulations and treaties, as well as by laws and policies of Canada affecting foreign trade, investment and taxation. In addition, it may be difficult to enforce judgments obtained in Canadian courts against assets located outside of Canada. As of June 30, 2004, the Company has capitalized approximately $1.5 million of acquisition and exploration costs relating to its mineral interests.

THE COMPANY HAS AN INTEREST IN PROPERTIES LOCATED IN PERU AND PERU HAS BEEN THE SUBJECT OF TERRORIST ACTIVITIES.

Peru has been the subject of terrorism. The Company may not be able to continue its operations in Peru if the terrorism resumes. The Company may not be able to find suitable labor for its Peruvian projects or may have difficulty in obtaining financing for its Peruvian projects in that event.

EXPLORATION FOR MINERALS ON THE COMPANY'S PROJECTS ARE SUBJECT TO SIGNIFICANT RISKS WHICH COULD INCREASE THE COSTS OF EXPLORATION AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

All of the claims to which the Company has a right to acquire an interest are in the exploration stages only and are without a known body of commercial ore. Development of the subject mineral properties would follow only if favorable exploration results are obtained. The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

There is no assurance that the TSX Venture Exchange (the "TSX Venture") will approve the acquisitions of any additional properties by the Company, whether by way of option or otherwise.

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for gold (also "Au"), silver (also "Ag") and other metals, any of which could result in work stoppages, damage to property, and possible environmental damage.

The Company will continue to rely upon consultants and others for exploration and, if required, development expertise. If any of the Company's option interests merit development, substantial expenditures will be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. The Company may not discover minerals in sufficient quantities to justify commercial operations and the Company may not be able to obtain the funds required for development on a timely basis. The economics of developing gold, silver and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

BECAUSE THE COMPANY IS SUBJECT TO COMPLIANCE WITH GOVERNMENTAL REGULATION, THE COST OF ITS EXPLORATION PROGRAMS MAY INCREASE.

The Company's operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The provincial government of Chubut Province, Argentina has enacted certain anti-mining laws banning the use of cyanide and open-pit mining in metallic extraction in the Province of Chubut. The provincial legislation is more restrictive than current federal Argentinean mining laws. Certain authorities believe that the provincial legislation may be unconstitutional. However, there can be no assurance that the provincial legislation will be revised or repealed.

THE COMPANY MAY INCUR LIABILITY FOR CERTAIN RISKS AGAINST WHICH THE COMPANY DOES NOT HAVE INSURANCE, WHICH COULD REDUCE OR ELIMINATE ANY FUTURE PROFITABILITY AND NEGATIVELY IMPACT THE PRICE OF THE COMPANY'S SHARES.

In the course of exploration of mineral concessions, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. The Company does not have any insurance coverage on its mineral concessions.

THE COMPANY MAY NOT BE ABLE TO OBTAIN SUPPLIES AND INFRASTRUCTURE NECESSARY TO CONDUCT ITS EXPLORATION OPERATIONS AND, AS SUCH, MAY HAVE TO DELAY OR ABANDON ITS PROJECTS.

Some of the Company's property interests are not in developed areas and the availability of infrastructure (water and power, and in some areas roads) at an economic cost cannot be assured. Power is an integral requirement of any production facility on the Company's properties. In the event the Company is unable to obtain water or power at any of its properties, the Company may not be able to conduct exploration activities, or in the event the Company discovers mineralization, the Company may not be able to begin a development program, in which case the Company may lose its interest in the property or may have to abandon the property.

THE COMPANY MAY NOT HAVE PROPER TITLE TO ITS PROPERTIES AND, AS A RESULT, MAY INCUR SIGNIFICANT EXPENSES TO OBTAIN PROPER TITLE, OR MAY HAVE TO ABANDON ANY SUCH PROPERTY.

The Company owns, leases or has under option mining claims, mineral claims or concessions which constitute the Company's property holdings. The ownership and validity of mining claims and concessions are often uncertain and may be contested.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm that it has acquired satisfactory title to its properties but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its concessions, particularly title to undeveloped claims, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions.

The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Surveys have not been carried out on any of the Company's mineral properties, therefore, in accordance with the laws of the jurisdiction in which such properties are situated; their existence and area could be in doubt. Until competing interests in the mineral lands have been determined, the Company can give no assurance as to the validity of title of the Company to those lands or the size of such mineral lands.

The Company is not aware of challenges to the location or area of its property interests.

If the Company, or the person or entity from which the Company has obtained an option for property interests, does not have proper title to its property interests, the Company may incur significant expenses defending or acquiring proper title and/or may have to abandon such interests, which may result in significant losses for the Company and could result in the Company having to cease operations.

IF THE COMPANY IS UNABLE TO EFFECTIVELY COMPETE AGAINST OTHER COMPANIES, OR IF THE COMPANY CANNOT MARKET ANY MINERALS DISCOVERED ON ITS PROPERTIES, THE COMPANY MAY HAVE TO CEASE OPERATIONS.

The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Even if commercial quantities of ore are discovered, a ready market may not exist for their sale. Factors beyond the control of the Company may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its investment capital.

THE COMPANY'S OPERATIONS IN ARGENTINA AND PERU SUBJECT THE COMPANY TO FOREIGN CURRENCY FLUCTUATIONS WHICH MAY INCREASE THE COMPANY'S EXPENSES AND, IN THE EVENT THE COMPANY ACHIEVES PROFITABILITY, REDUCE THE COMPANY'S PROFITABILITY.

The Company maintains its accounts in Canadian dollars. The expenditures to be incurred by the Company on its mineral exploration projects in Argentina and Peru will be denominated in U.S. dollars. Accordingly, the results of the Company's operations will be subject to currency exchange risks, particularly to changes in the exchange rate between the United States and Canadian dollars. To date, the Company has not engaged in any formal hedging program to mitigate these risks. The fluctuations in currency exchange rates, particularly between the U.S. and Canadian dollars, may significantly impact on the Company's financial position and results of operations in the future. The Canadian dollar varies under market conditions.

IF THE COMPANY OBTAINS FUNDING THROUGH THE SALE OF ADDITIONAL COMMON SHARES, THE SHAREHOLDERS MAY EXPERIENCE DILUTION.

The Company may in the future grant to some or all of its directors, officers, insiders and key employees options to purchase the Company's common shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX Venture, when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of then existing shareholders of the Company may be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional shares to finance its operations and, depending on the outcome of its exploration programs, may issue additional shares to finance additional exploration programs of any or all of its projects or to acquire additional properties. The issuance of additional shares may cause the Company's existing shareholders to experience dilution of their ownership interests.

CONFLICTS OF INTEREST MAY ARISE AMONG THE MEMBERS OF OUR BOARD OF DIRECTORS AND SUCH CONFLICTS MAY CAUSE THE COMPANY TO ENTER INTO TRANSACTIONS ON TERMS WHICH ARE NOT BENEFICIAL TO THE COMPANY.

Several of the Company's directors are also directors, officers or shareholders of other companies. Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BUSINESS CORPORATIONS ACT (British Columbia) (the "BCBCA"). The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they many have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. In order to avoid the possible conflict of interest which may arise between the directors' duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company have agreed to the following:

         1. participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;

         2. no commissions or other extraordinary consideration will be paid to such directors and officers; and

         3. business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.

See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest". As of the date of this registration statement all material conflicts of interests which have arisen since January 1, 2001, have been described in "Item 7. Major Shareholders and Related Party Transactions."

THE PRICES OF METALS FLUCTUATE IN THE MARKET AND SUCH FLUCTUATIONS COULD NEGATIVELY IMPACT THE COMPANY'S ABILITY TO RAISE FUNDING AND MAY CAUSE CERTAIN ACTIVITIES TO BECOME UNECONOMIC.

Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major mineral producing regions. Variations in the market prices of metals may impact on the Company's ability to raise funding to continue exploration of its projects. In addition, any significant fluctuations in metal prices will impact on the Company's decision to accelerate or reduce its exploration activities.

THIS REGISTRATION STATEMENT CONTAINS STATEMENTS ABOUT FUTURE EVENTS AND RESULTS WHICH MAY NOT BE ACCURATE.

Statements contained in this registration statement that are not historical facts are forward-looking statements that involve risks and uncertainties. Such statements may not prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results and geology, results of pre-feasibility and feasibility studies, recovery, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in production, delays in exploration activities, political risks involving doing business in other nations and the policies of these other nations, the inherent uncertainty of production fluctuations and failure to obtain adequate financing on a timely basis.

THE COMPANY IS DEPENDENT UPON ITS MANAGEMENT AND THE LOSS OF ANY OF ITS MANAGEMENT AND/OR IF THE COMPANY IS UNABLE TO RECRUIT ADDITIONAL MANAGERS COULD NEGATIVELY IMPACT THE COMPANY'S ABILITY TO CONTINUE ITS OPERATIONS.

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its key management, Mr. Nikolaos Cacos, the President, Chief Executive Officer and a director of the Company, and Mr. Joseph Grosso, the Chairman of the Board of Directors. The loss of services of either Mr. Cacos or Mr. Grosso could have a material adverse effect on the Company. With the exception of the service agreements with Mr. Cacos and Mr. David Terry, the Company has not entered into employment agreements with any of its officers and is not expected to do so in the foreseeable future. See "Item 6. Directors, Senior Management and Employees - Employment Agreements." The Company has not obtained key-man life insurance on any of its officers or directors. The Company's ability to recruit and retain highly qualified management personnel is critical to its success; if it is unable to do so this may materially affect the Company's financial performance.

THE COMPANY'S COMMON SHARES ARE NOT TRADED IN THE UNITED STATES AND INVESTORS MAY FIND IT DIFFICULT TO SELL THE COMPANY'S COMMON SHARES.

As of the date of this registration statement, there is no established market in the United States for the Company's common shares. The Company's common shares are quoted in the pink sheets (the "Pink Sheets"), published by Pink Sheets LLC, under the symbol "AJRSF" since January 14, 2004; however, trading in the Company's shares is sporadic and limited. Management anticipates that the Company will seek to have its common shares quoted on the Over-The-Counter Bulletin Board operated by the Nasdaq Stock Market, Inc.; however, there are no assurances as to if, or when, the Company's common shares will be quoted on the Over-The-Counter Bulletin Board. In addition, even if the Company's shares are quoted on the Over-The-Counter Bulletin Board, trading may continue to be sporadic and limited. Consequently, the Company's shareholders in the United States may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency. In addition, the Company's shareholders may not be able to resell their shares in the United States and may have to hold them indefinitely.

THE COMPANY DOES NOT PAY DIVIDENDS ON ITS COMMON SHARES; THEREFORE, INVESTORS SEEKING DIVIDEND INCOME SHOULD NOT PURCHASE THE COMMON SHARES.

The Company has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future. Additionally, the determination as to the declaration of dividends is within the discretion of the Company's Board of Directors, which may never declare cash dividends on the Company's common stock. Investors cannot expect to receive a dividend on the Company's common shares in the foreseeable future, if at all.

THE COMPANY'S COMMON SHARES ARE SUBJECT TO "PENNY STOCK" REGULATIONS WHICH MAY MAKE IT DIFFICULT FOR SHAREHOLDERS TO SELL THEIR SHARES AND, AS A RESULT, SHAREHOLDERS MAY HAVE TO HOLD THEIR SHARES INDEFINITELY.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). Since the Company's shares are traded for less than US$5.00 per share, the shares are subject to the SEC's penny stock rules until such time as (1) the Company's net tangible assets exceed US$5,000,000 during the Company's first three years of continuous operations or US$2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least US$6,000,000 for three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must obtain a written acknowledgement from the purchaser that the purchaser has received the disclosure document. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Such rules and regulations may make it difficult for holders to sell the common stock of the Company, and they may be forced to hold it indefinitely.

INVESTORS IN THE UNITED STATES MAY NOT BE ABLE TO ENFORCE THEIR CIVIL LIABILITIES AGAINST THE COMPANY OR ITS DIRECTORS AND OFFICERS.

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in British Columbia. None of the Company's directors are residents of the United States, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on these persons within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its officers and directors. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company, its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:

         a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

         b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

         c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

         d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

         e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

         f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

         g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

THE COMPANY MAY BE DEEMED TO BE A "PASSIVE FOREIGN INVESTMENT COMPANY" FOR U.S. TAX PURPOSES WHICH COULD SUBJECT U.S. SHAREHOLDERS TO INCREASED TAX LIABILITY.

The Company may be deemed to be a "Passive Foreign Investment Company". See "Item 10. Additional Information - Taxation." As a result, a United States holder of the Company's common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder's common shares or upon the receipt of "excess distributions," unless such holder of common shares elects to be taxed currently on his or her pro rata portion of the Company's income, whether or not the income was distributed in the form of dividends or otherwise. The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply. Otherwise, the election may only partially apply.


ITEM 4.   INFORMATION ON THE COMPANY.
--------------------------------------------------------------------------------

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated pursuant to the COMPANY ACT (British Columbia) (the "Company Act") on April 11, 2000 under the name "XS Capital Corp." The Company changed its name to "Amera Resources Corporation" on March 4, 2003. See "Item
10. Additional Information - Memorandum and Articles of Association."

The Company's head office is located at Suite 709 - 837 West Hastings Street, Vancouver, British Columbia V6C 3N6 and its phone number is (604)687-1828. The Company's registered office is located at Salley Bowes Harwardt, Barristers and Solicitors, Suite 1750, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6 and its phone number is (604)688-0788.

The Company is engaged in the business of mineral exploration and its objective is to locate and develop economic precious and base metals properties of merit.

To this end, the Company entered into a Letter of Intent, dated March 6, 2003, as amended by Amending Letter Agreement dated September 30, 2003, with IMA Exploration Inc. ("IMA") and Inversiones Mineras Argentinas S.A., an indirect, wholly-owned subsidiary of IMA ("IMASA"), whereunder the Company was granted an irrevocable option to acquire a 51% undivided interest in the group of mineral rights known as Mogote, located in the Province of San Juan, Argentina (the "Mogote Project"). See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." To exercise the option, the Company must issue an aggregate 1,650,000 common shares (of which 200,000 have been issued to IMA) and incur an aggregate US$1,250,000 in exploration and development expenditures on the Mogote Project by July 1, 2007, less the amount paid to IMA as reimbursement for all past payments made and expenditures incurred by IMA on the Mogote Project, being $197,854. As well, the Company has agreed to make all payments required to maintain the Mogote Project in good standing including all payments due to the underlying owners and vendors thereof, which total US$269,100. As of September 30, 2004, of US$79,100 has been paid and an additional US$80,000 will be due during the fiscal year ending December 31, 2004. By reason of recent Argentinean legislation, payment obligations denominated in a foreign currency must now be paid in Argentinean currency, calculated in accordance with set conversion rates fixed by the government from time to time, which has the effect of reducing the US dollar amounts that the Company will ultimately pay to the owners. The Company shall be the operator of the Mogote Project throughout the term of the subject option.

On April 8, 2004, the Company and IMA entered into a further agreement whereby the Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 common shares and conducting an additional US$3 million of exploration expenditures over a three year period. See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

By an agreement dated June 28, 2004, effective July 7, 2004, IMA's and IMASA's rights and obligations under these agreements were assigned to Golden Arrow Resources Corporation ("Golden Arrow") and Inversiones Mineras Australes S.A., an Argentine company and an indirectly, wholly-owned subsidiary of Golden Arrow ("IMAUSA"), as a result of IMA transferring its option on the Mogote property to Golden Arrow, through the transfer of IMASA's interest in the Mogote property to IMAUSA.

In addition, the Company entered into a Property Purchase Agreement, also dated March 6, 2003, with IMA and IMASA whereunder the Company acquired a 100% interest in certain mineral exploration properties located in the Province of Chubut, Argentina, consisting of three (3) cateos known as Lago Pico, Loma Alta and Nueva Ruta (the "Chubut Project"). See "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Chubut Project" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." In consideration therefor, the Company issued 500,000 of its common shares to IMA, IMA retained a 3% net smelter returns royalty in respect of such properties and the Company agreed to pay a cash bonus of US$250,000 to IMA at such time as a decision to place any of the properties in commercial production is made. By an agreement dated June 28, 2004, effective July 7, 2004, IMA's and IMASA's rights and obligations under this agreement were assigned to Golden Arrow and IMAUSA.

On August 24, 2004, the Company signed a Letter of Intent with Arcturus Ventures Inc. whereby the Company acquired an option to obtain up to an 80% interest in the Esperanza property, located in Peru. See "Item 4. Information on the Company
- Property, Plant and Equipment - Other Properties - Esperanza Project."

To date, the Company has raised approximately $4,250,000 in cash through the sale of securities. The Company intends to raise additional funding through the sale of its securities to carry out additional exploration on its mineral properties. There are no assurances that the Company will be able to sell additional securities to fund its exploration or overhead requirements, or that the Company will receive a suitable price for any securities sold.

BUSINESS OBJECTIVES

The principal business carried on and intended to be carried on by the Company is the acquisition, exploration and development of natural resource properties. The Company intends on expending existing working capital to carry out exploration on its mineral properties, to pay for administrative costs during the fiscal year ending December 31, 2004, and for working capital. The Company may decide to acquire other property interests in addition to mineral property interests currently held by the Company.

No capital expenditures were made by the Company during the 2001, 2002 and 2003 fiscal years other than expenditures relating to the Company's mineral property interests. See "Item 4. Information on the Company - Business Overview - Exploration Expenditures."

BUSINESS OVERVIEW

The Company is an exploration stage company exploring primarily for precious and base metals. To date, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. Since March 2003, the Company has proceeded to enter into a number of agreements to acquire interests in resource properties located in Argentina and Peru. In addition, the Company has acquired interests in properties located in Chile adjacent to the Company's Mogote properties. These Chilean properties were staked to add to the Mogote property in Argentina. The Mogote property is located near the border of the two countries. The Chilean properties are being held by an agent in Chile for Golden Arrow and form part of the properties under option in the agreements between the Company and Golden Arrow. See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project."

The Company is currently focusing its financial resources in conducting an exploration program on the Mogote property in Argentina. The Company is also currently reviewing other mineral property interest opportunities in South and North America.

DISPOSITIONS

During fiscal 2003 the Company did not abandon, dispose, assign or joint-venture any of its arrangements to earn interests in its mineral properties.

EXPLORATION EXPENDITURES

During fiscal 2003 the Company incurred $507,042 (including $270,000 which is attributed to 600,000 shares issued by the Company) for mineral property acquisition costs and $164,768 for exploration costs on its mineral property interests. No mineral property acquisitions or exploration expenditures were made in fiscal 2002 or 2001.

During the period from January 1, 2004 to June 30, 2004, the Company issued shares for a value of $279,000 for mineral property costs and incurred $561,351 for exploration costs on its mineral property interests.

EXPLORATION BUDGET

The table below sets forth the Company's exploration budget for the period from July 1, 2004 through June 30, 2005.

                                           JULY-DECEMBER      JANUARY-JUNE         PROJECT TOTAL
                                                2004              2005         (JULY 2004 - JUNE 2005)
                                       ---------------------------------------------------------------
Mogote                                        $150,000         $1,250,000                  $1,400,000
Esperanza (Peru)                               120,000            120,000                     240,000
General Evaluations and
Generative Expenditures                        170,000            130,000                     300,000
                                       ---------------------------------------------------------------

TOTAL                                         $440,000         $1,500,000                  $1,940,000
                                       ===============================================================


SALES AND REVENUE DISTRIBUTION

As of the date of this registration statement the Company has not generated any revenues from its mineral properties.

GOVERNMENT REGULATIONS

The Company's operations are subject to various governmental regulations in Argentina and Peru.

ARGENTINA

MINING INDUSTRY

Mineral companies are subject to both the Argentinean Mineral Code and the Environmental Protection Mining Code. The Company believes it is in material compliance with both the Argentinean Mineral Code and the Environmental Protection Mining Code.

MINING LAW IN ARGENTINA

The right to explore a property (a "cateo") and the right to exploit (a "mina") are granted by administrative or judicial authorities via concessions. Foreign individuals and corporations may apply for and hold cateos and minas, at the same level as local investors without differences of any nature. Cateos and minas are freely transferable upon registration with the Provincial Mining Registry where title to the cateo or mina was first registered. Upon the grant of a legal concession of a cateo or a mina, parties have the right to explore the land or to own the mine and the resources extracted therefrom.

REGULATORY ENVIRONMENT

Management believes the present government is deeply committed to opening up the economy, and there has been significant progress in reducing import duties and export taxes. For decades local industry has been protected, and the transition to greater international competitiveness will take some time.

Importers and exporters must be registered with Customs. Except for a very limited list of items requiring the previous approval of the authorities, there are no import restrictions. Import of pharmaceuticals, drugs, foodstuffs, defense material, and some other items require the approval of the applicable government authority. Import duties are being progressively reduced in accordance with the free enterprise and free-trade policy being implemented by the government in order to achieve greater international competitiveness. To illustrate, duties currently range between zero and 20 percent. Restrictions on exports are not generally imposed.

POLITICAL ENVIRONMENT AND ECONOMY

In recent years Argentina has experienced a number of changes to its government. The current president, Nestor Kirchner, came to power in May 2003. The country continues to struggle with its external debt. Negotiations continue with the IMF and several of its other major creditors. The economic performance of the country has been troubled and uncertain since the late 1990's. Management believes there are currently some positive indications that the economic situation is improving.

PERU

MINING INDUSTRY

Peru has a lengthy history of mining activities that predates the Spanish conquistadors. Although political unrest and instability have slowed the development of some of Peru's ore bodies in recent years, mining continues to be an important contributor to the national economy and exploration by foreign companies is accelerating due to the abundance of mineral sources. Peru is already a substantial producer of at least six metals and may have unexplored and unexploited reserves in these and other metals. Peru ranks among the top 20 gold producing nations, and the newly expanded Yanacocha mine is Latin America's largest single gold producer and Antamina is the world's largest zinc and copper mine.

MINERAL CONCESSIONS IN PERU

Under Peruvian law the right to explore for and exploit minerals is granted by way of concessions. A Peruvian mining concession is a property-related right, distinct and independent from the ownership of land on which it is located, even when both belong to the same person. The rights granted by a mining concession are defensible against third parties, transferable, chargeable and in general, may be the subject of any transaction or contract. The basic unit for newly claimed mining concessions is 1,000 hectares and existing concessions of greater than 1,000 hectares will be reduced to that amount. Otherwise, concessions can only be divided by percentage parts or shares. Buildings and other permanent structures used in a mining operation are considered real property and as an accessory to the concession on which they are situated.

The concession holder must pay an annual rent of US$3.00 per hectare (except for the year of acquisition, as this rent is paid as part of the concession application fee). The concession holder must sustain a minimum level of annual commercial production of greater than US$100 per hectare in gross sales within six years of the grant of the concession or, if the concession has not been put into production within that period, from the seventh year, a penalty is due of US$6.00 per hectare per year in addition to the annual rent. The concession will terminate if the annual rent is not paid for two consecutive or alternative years. The term of a concession is indefinite provided it is properly maintained by payment of rental duties.

The Constitution of Peru provides that foreign persons or companies cannot acquire or own a land title or mining right, directly or indirectly, if such land title or mining right is located within 50 kilometres of Peru's borders. The government of Peru is permitted to grant an exemption by publishing an official statement declaring a public necessity, called a Decreto Supremo. The Decreto Supremo must be signed by the President of Peru and the Presidential Cabinet, called the Consejo de Ministros.

None of the Company's property interests are located within 50 kilometres of Peru's borders

Many commercial activities performed by private companies are subject to some government inspection or control, including mining, which requires prior government permission, licensing or concession, and compliance with special registration procedures of the Department of Energy and Mines.

ORGANIZATIONAL STRUCTURE

As of September 30, 2004, the Company does not have any subsidiaries. The Company is in the process of forming a Peruvian subsidiary to hold the Company's interests in its Peruvian properties.

PRINCIPAL OFFICES

The Company's principal office is located at #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6.

On September 1, 2002 the Company began sharing office facilities, capital assets and personnel with IMA. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

PROPERTY, PLANT AND EQUIPMENT

The Company's operations are focused on the exploration of its mineral property interests. As of the date of this registration statement, the Company does not have any plant and equipment, mines or producing properties. The Company's proposed programs are exploratory in nature and all of the Company's properties are without known reserves.

The Company's principal assets are its options to acquire interests in unproven mineral claims. Under Canadian GAAP, option payments and exploration, development and field support costs directly relating to mineral claims are deferred until the claims to which they relate are placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

On a periodic basis, management reviews the carrying values of deferred acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate. As of December 31, 2003, the Company has not established that its option interests or its mineral claims have any known or proven reserves.

This accounting treatment is different under US GAAP, under which the Company would expense the option payments and exploration costs relating to unproven mineral claims as incurred. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

PRINCIPAL PROPERTIES

MOGOTE PROJECT

LOCATION AND ACCESS

The property is located in the Departament Iglesia, Macho Muerto zone, in the San Juan Province close to the northern border with La Rioja Province, approximately 300 kilometres northwest of the city of San Juan, and bordering Chile. See Map A. Access to the property is via either Chile or Argentina, but because special arrangements need to be made to cross the international border where there are no established crossing points, practical access is currently from the Argentina side. The nearest supply point where most goods and services are available is the town of Guandacol in La Rioja Province. From here the property is only accessible by road during the months of October to April using a 4x4 vehicle. Exploration activities can only be carried out during this period due to seasonal weather conditions. Total distance from Guandacol to Mogote is approximately 250 kms and the travel time is 6-7 hours. Access from Guandacol is through Aguadita, across Rio Blanco, and through the historic La Brea mining camp. Road conditions are poor with local severe dust and generally un-maintained road conditions. There is no electrical grid in the area of the Mogote property.

MINERAL TITLES INCLUDED IN MOGOTE PROPERTY

The Mogote property consists of one cateo and three discoveries and five minas. In 2004, the Company staked a number of claims adjoining the northwestern part of the Mogote project on the Chilean side of the border. See Map B.

     ----------------------------------------------------------------------------------------------------------
       CLAIM NAME &      CLAIM                       HECT-                   EXPIRY      WORK/PAYMENT
          COUNTRY        NUMBER        CLAIM TYPE    ACRES    OWNER           DATE          REQUIRED
     ----------------------------------------------------------------------------------------------------------
             -        338579-R-92      CATEO         2259     IMAUSA           N/A    $2000 pesos
     (Argentina)                                                                      payment after
                                                                                      concession granted
     ----------------------------------------------------------------------------------------------------------
     ADELA # 1        425-098-A-2000   DISCOVERY     2000     N. Arturo        N/A    No payment for 3 years;
     (Argentina)                                                                      afterward $800 peso per
                                                                                      year per 100 hectares
     ----------------------------------------------------------------------------------------------------------
     MOGOTES NORTE    520-0275-R097    DISCOVERY     1650     R. Viviani       N/A    No payment for 3 years;
     (Argentina)                                                                      afterward $800 peso per
                                                                                      year per 100 hectares
     ----------------------------------------------------------------------------------------------------------
     MOGOTES SUR      520-0274-R-97    DISCOVERY     2100     R. Viviani       N/A    No payment for 3 years;
     (Argentina)                                                                      afterward $800 peso per
                                                                                      year per 100 hectares
     ----------------------------------------------------------------------------------------------------------
     MOGOTE 1         156.277-S-76     MINA          48       IMAUSA           N/A    $480 peso per year
     (Argentina)                                                                      canon
     ----------------------------------------------------------------------------------------------------------
     MOGOTE 9         156.285-S-76     MINA          48       N. Arturo        N/A    $480 peso per year
     (Argentina)                                                                      canon
     ----------------------------------------------------------------------------------------------------------
     MOGOTE 14        156.290-S-76     MINA          48       IMAUSA           N/A    $480 peso per year
     (Argentina)                                                                      canon

     ----------------------------------------------------------------------------------------------------------


                                      -23-

     ----------------------------------------------------------------------------------------------------------
       CLAIM NAME &      CLAIM                       HECT-                   EXPIRY      WORK/PAYMENT
          COUNTRY        NUMBER        CLAIM TYPE    ACRES    OWNER           DATE          REQUIRED
     ----------------------------------------------------------------------------------------------------------
     MOGOTE 4         156.280-S-76     MINA          48       IMAUSA           N/A    $480 peso per year
     (Argentina)                                                                      canon
     ----------------------------------------------------------------------------------------------------------
     MOGOTE 5         156.280-S-76     MINA          48       IMAUSA           N/A    $480 peso per year canon
     (Argentina)
     ----------------------------------------------------------------------------------------------------------
     Tronquito 1              -        Concesion de  200      Golden Arrow     N/A    US$220 per year canon
     (Chile)                           Exploracion
     ----------------------------------------------------------------------------------------------------------
     Tronquito 2              -        Concesion de  200      Golden Arrow     N/A    US$220 per year canon
     (Chile)                           Exploracion
     ----------------------------------------------------------------------------------------------------------
     Tronquito 3              -        Concesion de  300      Golden Arrow     N/A    US$330 per year canon
     (Chile)                           Exploracion
     ----------------------------------------------------------------------------------------------------------
     Tronquito 4              -        Concesion de  100      Golden Arrow     N/A    US$110 per year canon
     (Chile)                           Exploracion
     ----------------------------------------------------------------------------------------------------------
     Tronquito 5              -        Concesion de  200      Golden Arrow     N/A    US$220 per year canon
     (Chile)                           Exploracion
     ----------------------------------------------------------------------------------------------------------
     Tronquito 6              -        Concesion de  300      Golden Arrow     N/A    US$330 per year canon
     (Chile)                           Exploracion
     ----------------------------------------------------------------------------------------------------------

AGREEMENTS

Under an option agreement dated June 7, 2000 among IMA, IMASA and Nestor Arturo, as amended August 3, 2000, and September 1, 2000, IMA had the right to acquire a 100% interest in the property by making cash payments totaling $280,000. IMA's and IMASA's rights and interests under this agreement were assigned to Golden Arrow and IMAUSA, respectively, effective July 7, 2004. To date IMA and/or Golden Arrow have paid US$79,100. Subsequent payments are US$80,000 on December 6, 2004 (when the option is exercised); and US$110,000 on June 6, 2005. The vendors will have the right to receive a royalty of 0.5% NSR, up to a maximum of US$500,000.

The Company, IMA and IMASA signed a letter of Intent on March 6, 2003, as amended September 30, 2003, pursuant to which the Company could earn an undivided 51% interest in the Mogote Property. IMA's and IMASA's rights and interests under this agreement were assigned to Golden Arrow and IMAUSA, effective July 7, 2004. To earn a 51% interest in the property, the Company must issue 1,650,000 common shares to IMA (now Golden Arrow) and incur US$1,250,000 of expenditures, including work programs and underlying option payments, all over five years. The Company has issued 200,000 shares, at a recorded cost of $85,000 and is proceeding with work expenditures.

In addition, the Company agreed to reimburse IMA (now Golden Arrow) for past payments made and expenditures which had been incurred by IMA on the Mogote Property. On September 30, 2003, the Company, IMA and IMASA entered into an amendment to the March 6, 2003 agreement. The amendment provided that the amount of the expense reimbursement as of September 30, 2003 was $192,952 and provided that the Company would be the operator of the Mogote property. As at December 31, 2003, the Company had reimbursed IMA and IMASA $192,952 and $4,902 remained outstanding and is included in amounts payable. As of June 30, 2004, the remaining $4,902 had been paid. As at December 31, 2003 the Company had issued 100,000 of its common shares to IMA at a recorded amount of $45,000. In July 2004 the Company issued 100,000 shares to IMA/Golden Arrow with a deemed value of $40,000.

On April 8, 2004, the Company, IMA and IMASA entered into a further agreement whereby the Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 common shares (which have been issued to IMA, at a deemed price of $279,000) and conducting an additional US$3 million of exploration expenditures over a three year period. IMA's and IMASA's rights and interests under this agreement were assigned to Golden Arrow and IMAUSA, respectively, effective July 7, 2004. See "Item 4. Information on the Company - History and Development of the Company."

The Company has committed to spend the initial US$1,000,000 by May 30, 2005. The Company received approval from the TSX Venture for this transaction on April 22, 2004. Joseph Grosso, Nikolaos Cacos and David Terry, officers and/or directors of the Company, are also officers and/or directors of IMA and Golden Arrow. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

REGIONAL AND LOCAL GEOLOGY

The property is underlain by basement rocks of the Permian age Choiyoi Group, which are faulted against and overlain by Tertiary age volcanic rocks.

EXPLORATION HISTORY

A brief geological reconnaissance took place in March-April 2000, during which 21 rock and talus samples were collected. Gold values ranged from nil to 0.13 g/t, with most of the anomalous samples coming from zones argillic and/or ferruginous alteration. In November-December 2000, a reconnaissance geological and geochemical sampling program was carried out over the property. This work outlined an area measuring approximately 3 kilometres E-W near the northern property boundary which returned a high proportion of anomalous copper and gold results in both rock and sediment samples. In March of 2001 IMA entered into a Joint Venture agreement with Rio Tinto Mining and Exploration Limited who carried out an eight day program commencing March 11, 2001 which was terminated by weather. Work accomplished included road construction, talus fines and rock chip sampling and resulted in the identification of the Filo Este and Filo Central targets which both displayed aspects of porphyry copper-gold and high sulphidation epithermal systems. During January 2003 IMA carried out a four week detailed surface exploration program of mapping and geochemical sampling. The results significantly expanded the gold-copper exploration potential of the project.

During the period November 17 through December 14, 2003, the Company carried out an exploration program comprising detailed geologic mapping, ground magnetics, Induced Polarization("IP"), trench sampling, and surface geochemistry in the northern part of the property. The work was focused on two major zones of copper-gold mineralization, Filo Este and Filo Central, and one zone of high sulphidation alteration, Zona Colorada. The copper-gold mineralization is characterized by strongly anomalous values in copper and gold related to potassic alteration of a Miocene diorite porphyry system. The high sulphidation alteration is the upper level expression of a separate, but similar diorite porphyry. The work indicated the presence of a major mineralized porphyry beneath the Filo Este zone of potassic and propylitic alteration. Mineralization is hosted within Oligocene volcanic breccias and phases of the Miocene diorite porphyry which have undergone moderate to strong biotite, potassium feldspar, magnetite, and quartz vein alteration. Hypogene mineralization consisted of chalcopyrite and bornite within quartz veins and as wallrock disseminations. Recent supergene oxidation has altered the primary copper minerals to various copper oxide and sulphate minerals to include malachite and antlerite.

A 600 metre trench was excavated over the Filo Este zone of potassic alteration and encountered 510 metres of continuous mineralization that averaged 0.196% copper and 0.331 ppm gold. Mineralization consisted of fracture controlled sulfates and oxides and as disseminations in wallrock and A-type quartz veins. Copper minerals were approximately 80% oxide and 20% sulfides with the sulfides consisting of chalcopyrite and bornite. Ground magnetics suggest a shallow porphyry system underlying Filo Este ridge with strong magnetite alteration that covers an area of at least 1.5 kilometres by 800 metres. The shallow depth of intrusion is indicated by a steep magnetic gradient and is consistent with the level of exposure of alteration and mineralization. Two other distinct magnetic sources were encountered at Filo Central and underlying the East Cirque area. The IP indicates several distinct copper sulfide bodies of 2-4% sulfide that are coincident with magnetite alteration on Filo Este.

FILO ESTE DRILLING

In March, 2004, the Company carried out a 1,475 metre, 5 hole diamond drill program and conducted further geological mapping and talus fine sampling on the northern part of the Mogote property. The drilling tested a portion of the Filo Este porphyry target to a depth of up to 495 metres over a strike length of 860 metres and a width of approximately 250 metres. Hole MOG-04-1 had to be abandoned at 71.6 metres and hole MOG-04-1A was drilled from the same location to target depth. Highlights of the drill results are provided in table form below.

     -----------------------------------------------------------------------------------------------------------
                                                                          g/t          g/t          %
     -----------------------------------------------------------------------------------------------------------
     Drillhole           Total Depth   From        To          Interval   Gold         Silver       Copper
     -----------------------------------------------------------------------------------------------------------
                         (metres)      (metres)    (metres)    (metres)   (LWA)        (LWA)        (LWA)
     -----------------------------------------------------------------------------------------------------------
     MOG-04-1            71.6          2.0         70.0        68.0       0.43         13.9         0.244
     -----------------------------------------------------------------------------------------------------------

                                      -25-

     -----------------------------------------------------------------------------------------------------------
                                                                          g/t          g/t          %
     -----------------------------------------------------------------------------------------------------------
     Drillhole           Total Depth   From        To          Interval   Gold         Silver       Copper
     -----------------------------------------------------------------------------------------------------------
                         (metres)      (metres)    (metres)    (metres)   (LWA)        (LWA)        (LWA)
     -----------------------------------------------------------------------------------------------------------
     MOG-04-1A           495.3         6.0         495.3       489.3      0.23         2.6          0.170
     -----------------------------------------------------------------------------------------------------------
     Including                         258.0       424.0       166.0      0.19         2.2          0.243
     -----------------------------------------------------------------------------------------------------------
     And                               308.0       396.0       88.0       0.20         1.9          0.290
     -----------------------------------------------------------------------------------------------------------
     MOG-04-2            315.4         2.0         315.4       313.4      0.16         1.9          0.171
     -----------------------------------------------------------------------------------------------------------
     Including                         196.0       315.4       119.4      0.21         2.8          0.248
     -----------------------------------------------------------------------------------------------------------
     MOG-04-3            300.0         6.0         300.0       294.0      0.11         1.3          0.078
     -----------------------------------------------------------------------------------------------------------
     MOG-04-4            292.9         2.0         292.9       290.9      0.23         3.1          0.104
     -----------------------------------------------------------------------------------------------------------

In addition to the drill program, regional surface work was carried out on Filo Central and other targets to advance them to the drill-ready stage. This work comprised detailed mapping, additional step-out talus sampling and road/trench construction. Talus fine sampling on the Filo Central target, defined by a strong magnetic signature coextensive with highly anomalous surface geochemistry, has now extended the surface copper-gold geochemical anomaly of greater than 0.1 ppm Au and 500 ppm Cu to 4,000 x 800 metres. Within this anomaly is a 600 x 400 metre area of greater than 0.5 ppm. Management believes Filo Central is a high priority target for the next phase of exploration on Mogote.

PLANNED FUTURE WORK

The Company has compiled the data from the 2004 spring program and is currently planning the next phase of exploration on the Mogote project.

                                      MAP A

                    [MAP OF ARGENTINA SHOWING THE LOCATION OF
                        THE MOGOTE AND CHUBUT PROPERTIES]

                                      MAP B

                      [MAP OF CHILE SHOWING THE LOCATION OF
                           THE CHILEAN MOGOTE CLAIMS]

                                      MAP C

                      [MAP OF PERU SHOWING THE LOCATION OF
                             THE EXPERANZA PROJECT]

OTHER PROPERTIES

ESPERANZA PROJECT

On August 24, 2004 the Company signed a Letter of Intent with Arcturus Ventures Inc. to purchase up to an 80% interest in the Esperanza property. The 3,000 hectare Esperanza property is located in the province of La Union in the department of Northern Arequipa and is approximately 600 kilometres southeast of Lima. See Map C. Access to the property from the city of Arequipa is via paved road to Chuquibamba followed by a well maintained loose gravel surface road to Cotahuasi and finally Puica. From Puica the property is approximately 4 hours on horseback. An initial 55% interest in the project may be earned by incurring $750,000 in work expenditures over three years, issuing 250,000 common shares and making a one-time payment of $40,000 to Arcturus. By taking the property up to the bankable feasibility stage within three years and issuing a further 260,000 shares, the Company may earn an additional 25% interest. This Letter of Intent was subject to TSX Venture approval, which was subsequently received. The Esperanza property covers a three kilometre long epithermal system that contains values grading up to 11.42 g/t gold.

CHUBUT PROJECT

The Company entered into a Property Purchase Agreement, dated March 6, 2003, with IMA and IMASA whereunder the Company acquired a 100% interest in certain mineral exploration properties located in the Province of Chubut, Argentina, consisting of three (3) cateos known as Lago Pico, Loma Alta and Nueva Ruta. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." In consideration therefor, the Company issued 500,000 of its common shares to IMA (with a deemed value of $225,000) (which were transferred to Golden Arrow), IMA and IMASA (now Golden Arrow and IMAUSA) retained a 3% net smelter returns royalty in respect of such properties and the Company agreed to pay a cash bonus of US$250,000 to IMA (now Golden Arrow) at such time as a decision to place any of the properties in commercial production is made. IMA's and IMASA's rights and interests in the agreement were transferred and assigned to Golden Arrow and IMAUSA, on July 7, 2004.

         LAGO PICO

         The Company holds a 100% interest in the Lago Pico cateo which covers 10,000 hectares of ground, 80 kilometres south of Corcovado in western Chubut Province. See Map A. The property is four wheel drive accessible. The property is prospective for low sulphidation epithermal gold deposits. This area was staked on the strength of prospective Jurassic volcanic host rocks, regional prospecting reports of large silicified zones, and anomalous features in regional magnetic data. Airborne reduced-to-pole magnetics show a prominent circular feature in an area underlain by Jurassic volcanic rocks. These features are considered to be regionally prospective for structurally-controlled epithermal deposits.

         LOMA ALTA

         The Loma Alta cateo, held 100% by the Company, covers 10,000 hectares and covers an area of prospective Jurassic volcanic rocks between known mineralization in the Putrachoique and Arroyo Cascada areas. The cateo is centered 36 kilometres southeast of Corcovado. See Map A. The property is four wheel drive accessible. Jurassic volcanic rocks of the Lago de la Plata Formation are mapped as being intruded by Upper Cretaceous or younger intrusive rocks. Airborne magnetic data suggests that a large intrusive body may underlie the cateo. The Company's geologists consider this to be a high priority target for both intrusive-related and more distal styles of mineralization.

         NUEVA RUTA

         The Company holds a 100% interest in the Nueva Ruta cateo which covers 4,180 hectares. The Nueva Ruta cateo, located 23 kilometres east of Corcovado, covers a portion of a large alteration/mineralized zone. See Map A. The property is four wheel drive accessible.

The Company does not have any plans for work on these Chubut properties in the immediate future.

EL GIGANTE-RICA PROJECT

The Company has optioned the adjoining El Gigante and Rica properties in western Peru. A preliminary field evaluation was carried out and the Company decided not to proceed with the acquisition of this property.

PLAN OF OPERATION

As of June 30, 2004, the Company had working capital of approximately
$2,400,000.

During the second half of 2004 the Company plans to conduct a phase I surface exploration program on its newly acquired Esperanza epithermal gold property in northern Arequipa Province, Peru. The work will comprise detailed surface prospecting, sampling and mapping. As access permits, the Company plans to undertake a program of ground magnetics and further surface sampling and detailed mapping on its Mogote Cu-Au property in San Juan, Argentina in order to prepare for a drill program on the Filo Este and Filo Central targets in early 2005.

Reconnaissance programs in high potential mineral belts in southern Peru and Nevada are ongoing and the projected budgets for these programs may be adjusted up or down dependant on results. In addition, the Company is continually evaluating property submittals and opportunities in a number of prospective jurisdictions and has an active property review program. As prospective opportunities are identified from this program, additional funds may be allocated to acquisitions and exploration work based on the recommendations of management and the board of directors.

During the first six months of 2005 the Company plans to carry out a phase II drill program on its Mogote Cu-Au property in San Juan Province, Argentina as discussed above. A 3,000 to 6,000 metre reverse-circulation drill program in conjunction with further surface sampling, geophysics and mapping is budgeted.

Dependant on results of the Phase I exploration program on the Esperanza gold project in Peru, a Phase II program of geophysics and trenching, in conjunction with ongoing surface work is planned for early 2005. Generative exploration activities are planned to continue through the first half of 2005 in both Peru and Nevada. In addition the Company will be continually evaluating submittals and other exploration opportunities as they arise.

The table below sets forth the Company's exploration budget for the period from July 1, 2004 through June 30, 2005.


                                           JULY-DECEMBER     JANUARY - JUNE         PROJECT TOTAL
                                                2004              2005         (JULY 2004 - JUNE 2005)
                                   -------------------------------------------------------------------
Mogote                                        $150,000         $1,250,000                  $1,400,000
Esperanza (Peru)                               120,000            120,000                     240,000
General Evaluations and
Generative Expenditures                        170,000            130,000                     300,000
                                   -------------------------------------------------------------------

TOTAL                                         $440,000         $1,500,000                  $1,940,000
                                   ===================================================================


The Company owns a 100% interest in 3 cateos in western Chubut Province, Argentina. No work is planned for these properties in the immediate future.

The Company does not have sufficient financial resources to conduct additional exploration of its mineral property interests. It is intending to raise further equity capital to fund further exploration activities. The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company. In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the financial position, changes in financial position and results of operation of the Company for the fiscal years ended December 31, 2003, 2002 and 2001 should be read in conjunction with the accompanying audited financial statements of the Company and related notes included therein. The discussion for the six months ended June 30, 2004 and 2003 should be read in conjunction with the interim financial statements of the Company.

The Company's financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the period presented with US GAAP except for the differences noted in Note 10 of the Company's audited financial statements for the years ended December 31, 2003, 2002 and 2001 and Note 8 of the Company's financial statements for the six months ended June 30, 2004 and 2003, which are included herein. The noon rate of exchange on October 14, 2004, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$1.2528 (US$0.7982 = CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company's operations since its incorporation.

The Company's financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge liabilities in the normal course of business.

OVERVIEW

The Company was incorporated on April 11, 2000 and remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina. In December 2003, the Company completed its initial public offering and commenced trading on the TSX Venture under the symbol AMS.

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties, and either joint venturing or developing these properties further depending on the evaluation of the property. The Company has been focusing on conducting an exploration program on the Mogote Property in Argentina and has budgeted $1,400,000 for work on the Mogote Property for the period from July 2004 through June 2005. The Company has an initial budget of $240,000 for work on the Esperanza property in Peru for the period from July 2004 through June 2005. All of the Company's material mineral property interests are located in Argentina. The Company is currently reviewing other mineral property interest opportunities in South and North America.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2004 COMPARED TO SIX MONTHS ENDED JUNE 30, 2003

During the six months ended June 30, 2004, the Company reported a net loss of $499,230 ($0.04 per share), an increase in loss of $454,793 from the $44,437 loss ($0.02 per share) incurred during the comparable period in 2003.

General and administrative costs in 2003 were nominal as the Company had just negotiated a number of mineral property agreements and had not yet commenced significant corporate or exploration activities. In addition, the Company did not commence its efforts to begin its initial public offering until the second quarter of 2003. A total of $7,783 of general and administrative costs were incurred in 2003. The 2004 period represents the first full six month period since the Company completed its initial public offering and became a publicly-traded company. A total of $503,216 of general and administrative costs were incurred in 2004. Significant expenditures were incurred in the following categories:

- Investor relations ($33,000) comprise of a monthly fee of $7,500 was paid to Raven Capital for market awareness and investor relations. The arrangement with Raven Capital was terminated in April.
- Management fees ($35,651) are represented by fees charged by the President of the Company pursuant to an employment agreement.

- Professional fees ($50,680) include fees (pursuant to a contract for services) and a $25,000 relocation payment to the Company's Vice President
     - Exploration.
- Administration costs ($32,031) and rent ($18,309) paid to IMA under the office sharing arrangement.
- Corporate development ($54,253) includes $14,000 of investment conference sponsorships and $40,000 for professional services.
- Travel ($24,596) principally related to attendance at conferences and presentations.
- General exploration ($29,452) comprises payments and expenses incurred in the review of various mineral properties. The Company examined several properties, including the El Gigante property in Peru, but did not proceed with any property acquisitions in this period.
- Stock based compensation ($131,805) is the estimated fair value of stock options granted to employees, directors and consultants.

During 2004, the Company incurred $488,507 of exploration expenditures on the completion of the Phase I diamond drilling program on the Mogote Property. In addition, $72,844 of foreign value added taxes were also recorded as part of option interest and deferred exploration costs. The Company also issued 300,000 shares to IMA, with a deemed value of $279,000, to earn an additional 24% interest in the Mogote Property, pursuant to the April 8, 2004 agreement between the Company and IMA.

During 2004, the Company completed a number of private placements of common shares to raise gross proceeds of $2,891,350, of which $658,350 had been received by the Company at December 31, 2003. The Company also received a further $281,040 from the exercises of warrants and an option.

FISCAL YEAR ENDED DECEMBER 31, 2003 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2002

During 2003, the Company reported a loss of $405,756, an increase of $379,498, compared to a loss of $26,258 in 2002. General and administrative expenses of $409,248 was reported in 2003, a significant increase of $382,634 from $26,614 in 2002. The Company was inactive from its inception on April 11, 2000 until late in 2002, when it commenced raising equity financing. Activities continued in earnest in 2003 as the Company conducted a number of financings, negotiated mineral property acquisition agreements and successfully completed an initial public offering and listing on the TSX Venture. Accordingly, significant costs were incurred in 2003. The Company incurred significant accounting, audit, legal and professional fees with respect to the review of property acquisitions, general corporate matters and increased levels of operations. Advertising, office and travel expenses were incurred on the implementation of a market awareness program and corporate development. The Company also incurred management fees of $25,000 for services rendered by the President of the Company. In addition, during 2003 the Company recorded a non-cash charge of $252,000 attributed to the granting of stock options to employees, directors and consultants. The compensation charge is an estimate of the fair value of the stock options based on a pricing model using assumptions and estimates.

During 2003, the Company acquired interests in the Mogote and Chubut Properties. As at December 31, 2003, the Company has recorded $197,854 for reimbursement to IMA for past costs incurred, issued 100,000 common shares at a fair value of $45,000, and incurred $39,188 additional property costs and $164,768 exploration expenditures during the Phase I drill program on the Mogote Property. No exploration activities had been conducted in 2003 on the Chubut Properties, with the Company issuing 500,000 common shares at a fair value of $225,000 for their acquisition.

During 2003, the Company completed a number of special warrant financings to raise gross proceeds of $363,900. This was followed by the Company's initial public offering to raise $675,000. A further $5,000 was received on the exercise of warrants. During 2002, the Company received $79,999 from its seed capital financing.

FISCAL YEAR ENDED DECEMBER 31, 2002 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2001

During 2002 the Company reported a loss of $26,258 an increase of $26,142 from the 2001 loss of $116 when the Company was not active. In late 2002 the Company commenced active operations which consisted of preparations for the acquisition of mineral properties and its financings.

LIQUIDITY AND CAPITAL RESOURCES

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company's financial institutions. The Company has financed its operations principally through the sale of its equity securities. As at June 30, 2004, the Company had total assets of $3,959,668 and working capital of $2,404,378. The Company has budgeted approximately $440,000 for the balance of 2004 and is proposing a 2005 budget of $1,500,000 for specific and general exploration. See "Item 4. Information on the Company - Plan of Operation." The Company does not consider that it has adequate resources to maintain its ongoing operations and current property commitments for the ensuing year. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims.

The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources. The Company keeps substantially all of its cash and cash equivalents in Canadian dollars. A portion of the Company's cash is kept in a US$ bank account.

RESEARCH AND DEVELOPMENT

See  "Item 4.   Information on the Company - Business Overview - Dispositions."

TREND INFORMATION

None of the Company's assets are currently in production or generate revenue.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                                               PAYMENTS DUE BY PERIOD(2)<F2>
                                                         LESS THAN                                    MORE THAN
                                          TOTAL           1 YEAR         1-3 YEARS     3-5 YEARS       5 YEARS
    ------------------------------------------------------------------------------------------------------------
    CONTRACTUAL OBLIGATIONS(1)<F1>       $275,000        $128,000        $147,000         -0-            -0-
    ------------------------------------------------------------------------------------------------------------
    TOTAL                                $275,000        $128,000        $147,000         -0-            -0-
    ============================================================================================================

(1)<F1> The payments shown are option payments due under the Company's agreement with Golden Arrow Resources relating to the Mogote Project. The vendors will have the right to receive a royalty of 0.5% NSR, up to a maximum of US$500,000. See "Item 4 - Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project."

(2)<F2> As of December 31, 2003. Subsequent to December 31, 2003, the Company acquired an option on the Esperanza property in Peru. See "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Esperanza Project." In connection with the acquisition, the Company made a payment of $40,000.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this registration statement, are as follows:


NAME                                     POSITION WITH THE COMPANY              TERM OF OFFICE (FOR EACH OFFICE
                                                                                HELD)

Nikolaos Cacos                           President                              April 2000 to present
                                         Chief Executive Officer                April 2000 to present
                                         Director                               April 2000 to present

Joseph Grosso                            Chairman                               February 2004 to present
                                         Director                               February 2004 to present

Jerry A. Minni                           Chief Financial Officer                August 2003 to present
                                         Secretary                              August 2003 to present
                                         Director                               November 2002 to present

David Terry                              Vice President - Exploration           March 2004 to present

Robert Coltura                           Director                               August 2002 to present

Lindsay Bottomer                         Director                               February 2004 to present

Each director's term of office shall expire at the Company's next annual general meeting. The Company does not have an executive committee or a compensation committee. The Company's audit committee is responsible for reviewing the Company's financial statements before they are approved by the Company's directors.

There are no family relationships between any directors or executive officers of the Company. To the best of the Company's knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of the Company's officers or directors was selected as an officer or director of the Company.

The Company is an exploration stage junior exploration company. As such, at its stage of development it does not require full-time employees. The Company's needs will be dependent upon its level of exploration programs and financial condition. The officers and directors of the Company will devote as much time as is needed.

Set forth below are brief descriptions of recent employment and business experience of the Company's officers and directors.

NIKOLAOS CACOS (AGE 38), PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR

Mr. Cacos is the President, Chief Executive Officer and a Director of the Company and provides his services to the Company on a part time basis. Mr. Cacos has served the Company in this capacity since April 11, 2000, and will devote approximately 50% of his time to the affairs of the Company.

Mr. Cacos has experience in administering and providing strategic advice to public companies in a diverse range of industries. He is Corporate Secretary (1993 to present) and was a director (May 1994 to September 1996 and June 2002 to October 6, 2004) of IMA. Mr. Cacos is also a director and Corporate Secretary of Golden Arrow. See "Item 7. Major Shareholders and Related Party Transactions
- Related Party Transactions - Conflicts of Interest."

Mr. Cacos obtained a Master of International Management degree from Schiller International University, Heidelberg, Germany in 1992, a Bachelor of Science degree from the University of British Columbia in 1988 and is currently enrolled in the Chartered Financial Analyst program.

JOSEPH GROSSO (AGE 66), CHAIRMAN AND DIRECTOR

Mr. Grosso has been the Chairman and a director of the Company since February 20, 2004. Mr. Grosso devotes approximately 15 % of his time to the affairs of the Company.

Mr. Grosso has also been a director, President and CEO of IMA since February 1990, and has been the President of Oxbow International Marketing Corp., a private British Columbia company, since December 1975. Mr. Grosso is the President, CEO and a director of Golden Arrow. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

JERRY A. MINNI (AGE 44), CHIEF FINANCIAL OFFICER, SECRETARY AND DIRECTOR

Mr. Minni is the Chief Financial Officer, Secretary and a director of the Company and provides his services to the Company on a part-time basis. He has served the Company as a director since November 19, 2002 and as its Chief Financial Officer and Secretary since August 27, 2003. Mr. Minni is a Certified General Accountant and has been engaged in a public accounting practice with J.
A. Minni & Associates, Inc. since January 1991. In addition, Mr. Minni is a director and/or officer of other reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

DAVID TERRY (AGE 39), VICE-PRESIDENT, EXPLORATION

Mr. Terry is the Vice President - Exploration and provides his services to the Company on a part time basis. He has served the Company as Vice President - Exploration since March 16, 2004, and Mr. Terry has been a director of IMA since May 2004. Mr. Terry is also the Vice President - Exploration and a director of Golden Arrow. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest." Mr. Terry was a Regional Geologist with the British Columbia Ministry of Energy and Mines in Cranbrook, British Columbia from May 2001 to March 2004 and a Project Geologist with Boliden Limited prior to May 2001.

ROBERT COLTURA (AGE 39), DIRECTOR

Mr. Coltura is a director of the Company and provides his services to the Company on a part-time basis. He has served the Company as a director since August 2, 2002. Mr. Coltura is a businessman with significant entrepreneurial experience and, has been an Employment Coordinator of Destinations, a division of Grant Thornton, Chartered Accountants, since April, 1996. Mr. Coltura was also the Food and Beverage Director or Executive Inn Hotels from March 1993 to February 1998.

LINDSAY BOTTOMER (AGE 55), DIRECTOR

Mr. Bottomer is a director of the Company and provides his services to the Company on a part-time basis. He has served the Company as a director since February 11, 2004.

Mr. Bottomer is registered as a Professional Geoscientist in British Columbia. Mr. Bottomer has been the President of Southern Rio Resources since July 27, 2001 and is a director of several other publicly listed companies including Pacific North West Capital and Entree Gold. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Mr. Bottomer is the past President of the British Columbia & Yukon Chamber of Mines and has been actively involved as an industry advocate on regulatory and government policy issues.

COMPENSATION

During the fiscal year ended December 31, 2003, the directors and officers of the Company, as a group, had received or charged the Company a total of $25,000 for services rendered by the directors and officers or companies owned by the individuals. The Company does not have any retirement plans or benefits.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

Named Executive Officers mean the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual and each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent financial year. In addition, disclosure is also required for any individual whose total salary and bonus during the most recent financial year was at least $100,000, whether or not they were an executive officer at the end of the financial year.

During the Company's last completed financial year ended December 31, 2003, the Company had one Named Executive Officer, Mr. Nikolaos Cacos.

The following table (presented in accordance with the regulations (the "Regulations") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company for the financial years ended December 31, 2003, 2002 and 2001 (to the extent required by the Regulations) in respect of the Named Executive Officer:

====================================================================================================================
                                        ANNUAL COMPENSATION                 LONG-TERM COMPENSATION
                                     ------------------------------- ----------------------------------
                                                                             AWARDS            PAYOUTS
                                                                     ----------------------------------
                                                                     SECURITIES    RESTRICTED
                                                          OTHER         UNDER       SHARES OR
                                                          ANNUAL       OPTIONS/    RESTRICTED              ALL OTHER
NAME AND PRINCIPAL      YEAR ENDED                        COMPEN-       SARS          SHARE       LTIP      COMPEN-
POSITION               DECEMBER 31    SALARY     BONUS    SATION     GRANTED(1)<F1>   UNITS      PAYOUTS    SATION
                                        ($)       ($)      ($)           (#)           ($)         ($)        ($)
---------------------------------------------------------------------------------------------------------------------
Nikolaos Cacos             2003         Nil     25,000      Nil        125,000         Nil         Nil         Nil
President and CEO          2002         Nil       Nil       Nil          Nil           Nil         Nil         Nil
                           2001         Nil       Nil       Nil          Nil           Nil         Nil         Nil
=====================================================================================================================

NOTE:

(1)<F1> Figures represent options granted during a particular year; see "Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-end Option/SAR Values" table below for the aggregate number of options outstanding at year end.

LONG TERM INCENTIVE PLAN AWARDS

The Company does not have any long term incentive plan awards ("LTIP") defined as "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or SAR plans or plans for compensation through restricted shares or units."

OPTION/STOCK APPRECIATION RIGHT ("SAR") GRANTS AND REPRICINGS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2003 to the Named Executive Officer of the
Company:

======================================================================================================================
                                                                                   MARKET VALUE OF
                             SECURITIES       % OF TOTAL                             SECURITIES
                           UNDER OPTIONS   OPTIONS GRANTED     EXERCISE OR       UNDERLYING OPTIONS
                              GRANTED        IN FINANCIAL      BASE PRICE         ON DATE OF GRANT
NAME                            (#)            YEAR(1)<F1>   ($/SECURITY)(2)<F2>    ($/SECURITY)      EXPIRATION DATE
----------------------------------------------------------------------------------------------------------------------
Nikolaos Cacos                125,000            13.9%             0.60                   0.79           Dec. 12/08
======================================================================================================================

NOTES:

(1)<F1>  Percentage of all options granted during the financial year.
(2)<F2> The exercise price of stock options was set according to the rules of the TSX Venture.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2003 by the Named Executive Officer, and the financial year end value of unexercised options on an aggregated basis:

==================================================================================================================
                                                                                             VALUE OF UNEXERCISED
                                                                     UNEXERCISED OPTIONS     IN THE MONEY OPTIONS
                                                                      AT FINANCIAL YEAR     AT FINANCIAL YEAR END
                               SECURITIES                                   END(3)<F3>         ($)(3)<F3> (4)<F4>
                               ACQUIRED ON       AGGREGATE VALUE             (#)
                               EXERCISE(1)<F1>     REALIZED(2)<F2>       EXERCISABLE/            EXERCISABLE/
         NAME                      (#)                 ($)              UNEXERCISABLE           UNEXERCISABLE
------------------------------------------------------------------------------------------------------------------
Nikoloas Cacos                     Nil                 Nil               125,000/ N/A            38,750 / N/A
==================================================================================================================

NOTES:

(1)<F1> Number of common shares of the Company acquired on the exercise of stock options.
(2)<F2> Calculated using the closing price of common shares of the Company on the TSX Venture.
(3)<F3> As freestanding SARs have not been granted, the number of shares relates solely to stock options.
(4)<F4> Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture on December 31, 2003 of $0.91 per share, less the exercise price of in-the-money stock options.

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

Other than the management agreement with Mr. Cacos, the Company has no plans or arrangements with respect to remuneration received or that may be received by the Named Executive Officer during the Company's most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer. See "Item 6. Directors, Senior Management and Employees - Employment Agreements."

PENSION PLAN

The Company does not provide retirement benefits for directors or executive officers.

DIRECTOR COMPENSATION

CASH COMPENSATION

The Company does not compensate its directors in their capacities as such, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors. The directors did not receive any reimbursements during the financial year ended December 31, 2003.

NON-CASH COMPENSATION

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2003 to the directors who are not the Named Executive Officer of the Company:

======================================================================================================================
                                             % OF TOTAL                          MARKET VALUE OF
                             SECURITIES        OPTIONS                              SECURITIES
                           UNDER OPTIONS     GRANTED IN      EXERCISE OR        UNDERLYING OPTIONS
                              GRANTED         FINANCIAL       BASE PRICE         ON DATE OF GRANT
NAME                            (#)          YEAR(1)<F1>    ($/SECURITY)(2)<F2>    ($/SECURITY)       EXPIRATION DATE
----------------------------------------------------------------------------------------------------------------------
Directors as a group who       75,000           8.3%             0.60                  0.79             Dec. 12/08
are not Named Executive
Officers
======================================================================================================================

NOTES:

(1)<F1>  Percentage of all options granted during the financial year.
(2)<F2> The exercise price of stock options was set according to the rules of the TSX Venture.

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2003 by the directors who are not the Named Executive Officer, and the financial year end value of unexercised options:

==================================================================================================================
                                                                                             VALUE OF UNEXERCISED
                                                                     UNEXERCISED OPTIONS     IN THE MONEY OPTIONS
                                                                      AT FINANCIAL YEAR     AT FINANCIAL YEAR END
                               SECURITIES                                   END(3)<F3>         ($)(3)<F3> (4)<F4>
                               ACQUIRED ON       AGGREGATE VALUE             (#)
                               EXERCISE(1)<F1>     REALIZED(2)<F2>       EXERCISABLE/            EXERCISABLE/
         NAME                      (#)                 ($)              UNEXERCISABLE           UNEXERCISABLE
------------------------------------------------------------------------------------------------------------------
Directors as a group               Nil                 Nil               75,000 / N/A            23,250 / N/A
who are not Named
Executive Officers
==================================================================================================================

NOTES:

(1)<F1> Number of common shares of the Company acquired on the exercise of stock options.
(2)<F2> Calculated using the closing price of common shares of the Company on the TSX Venture.
(3)<F3> As freestanding SARs have not been granted, the number of shares relates solely to stock options.
(4)<F4> Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture on December 31, 2003 of $0.91 per share, less the exercise price of in-the-money stock options.

EMPLOYMENT AGREEMENTS

Effective January 2, 2004, the Company entered into a management agreement with Mr. Nikolaos Cacos for his services as President of the Company. Under the agreement, the Company paid Mr. Cacos $5,300 for January 2004, $5,850 for February 2004 and $6,125 thereafter. The compensation amounts will be adjusted annually. The agreement also provides that, in the event Mr. Cacos' services are terminated without cause or upon a change of control of the Company, a termination payment would include an undetermined bonus (subject to board approval) plus eighteen months of compensation.

The Company and David Terry entered into a consulting agreement dated February 16, 2004, pursuant to which Mr. Terry was paid a monthly salary of $7,500. In addition, the agreement states that Mr. Terry is to be granted stock options from the Company and IMA. The Company is obligated to issue Mr. Terry options for 50,000 shares of common stock vesting August 16, 2004 (issued) and options for 50,000 shares of common stock vesting February 16, 2005. Mr. Terry also receives a $500 per month automobile and parking allowance from the Company and the Company gave Mr. Terry a relocation allowance of $25,000. The agreement is effective from March 16, 2004 to March 16, 2006. Prior to the effective date of the agreement, Mr. Terry billed the Company $405.00 per day for services. In the event the agreement is terminated the Company must pay Mr. Terry $7,500 (plus
GST) in lieu of one month's notice.

By an agreement dated June 29, 2004, effective June 1, 2004, the Company agreed to increase Mr. Terry's monthly salary to $9,500 per month. In addition, it was agreed that IMA would issue Mr. Terry options for 200,000 shares of common stock over a period of 12 months, and options in other companies under the common administration of the Grosso Group would be granted at the discretion of Joseph Grosso, the applicable president or compensation committee.

IMA has agreed to reimburse Amera for a portion of Mr. Terry's fees. During the six month period ended June 30, 2004, IMA has reimbursed the Company for half of Mr. Terry's compensation ($13,000) in connection with Mr. Terry's services. Management anticipates, that Golden Arrow will begin reimbursing the Company for a portion of Mr. Terry's compensation during the six months ending December 31, 2004 and that IMA's proportional amount of the reimbursement for Mr. Terry's services will be decreased accordingly.

Other than the Company's agreements with Mr. Cacos and Mr. Terry, there are no other agreements with any of the Company's officers or directors which provide for benefits upon termination of employment.

BOARD PRACTICES

AUDIT COMMITTEE

The Company's Audit Committee must be comprised of at least three directors, the majority of whom are not employees, control persons or members of management of the Company or any of its associates or affiliates. The board of directors of the Company, after each annual shareholder' meeting must appoint or re-appoint an audit committee. As of the date of this registration statement, the members of the audit committee were Messrs. Minni, Coltura and Bottomer.

The Audit Committee must review the annual financial statements of the Company before they are approved by the board of directors of the Company. The board of directors of the Company must review, and if considered appropriate, approve the annual financial statements of the Company before presentation to the shareholders of the Company.

REMUNERATION COMMITTEE

The Company does not have a separate remuneration committee. The full Board reviews the terms and conditions of employment, management agreements and remuneration levels for officers and directors.

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of September 30, 2004.

------------------------------------------------------------------------------------------------------------------
                                                                    SHARES AND RIGHTS
TITLE OF CLASS            NAME OF OWNER                           BENEFICIALLY OWNED OR          PERCENT OF CLASS
                                                                    CONTROLLED(1)<F1>                (1)<F1>
------------------------------------------------------------------------------------------------------------------
Common Stock              Nikolaos Cacos                              1,418,532(2)<F2>                 9.79%
Common Stock              Joseph Grosso                               1,512,992(3)<F3>                10.56%
Common Stock              Robert Coltura                                193,832(4)<F4>                 1.37%
Common Stock              Jerry Minni                                   178,549(5)<F5>                 1.26%
Common Stock              Lindsay Bottomer                               50,000(6)<F6>                 0.35%
Common Stock              David A. Terry                                 60,000(7)<F7>                 0.42%

NOTES:

(1)<F1> Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from September 30, 2004, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 14,087,882 shares of common stock outstanding as of September 30, 2004.
(2)<F2> Includes the following shares, options an warrants held by Mr. Cacos and Aspasia Cacos (Mr. Cacos' wife):
            a.   943,032 shares held by Mr. Cacos;
            b.   67,000 shares held by Mrs. Cacos;
            c.   Options held by Mr. Cacos to acquire 175,000 shares;
            d.   Options held by Mrs. Cacos to acquire 24,500 shares;
            e. Warrants held by Mr. Cacos to acquire 209,000 shares at a price of $1.00 per share, exercisable until March 24, 2005 and at a price of $1.20 per share exercisable until March 24, 2006.
         See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(3)<F3> Includes the following shares and options held by Mr. Grosso and Evelyn Grosso (Mr. Grosso's wife):
            a.   813,181 shares held by Mr. Grosso;
            b.   459,811 shares held by Mrs. Grosso;
            c.   Options held by Mr. Grosso to acquire 185,000 shares;
            d.   Options held by Mrs. Grosso to acquire 55,000 shares;
         See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(4)<F4> Includes the following shares, options and warrants held by Mr. Coltura and Betty Coltura (Mr. Coltura's wife):
            a.   130,332 shares held by Mr. Coltura
            b.   7,500 shares held by Mrs. Coltura
            c.   Options held by Mr. Coltura to acquire 50,000 shares;
            d. Warrants held by Mr. Coltura to acquire 6,000 shares at a price of $1.00 per share exercisable until March 24, 2005 and at a price of $1.20 per share exercisable until March 24, 2006.
         See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(5)<F5> Includes 128,549 shares held by Mr. Minni and options held by Mr. Minni to acquire an additional 50,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(6)<F6> Includes 5,000 shares held by Mr. Bottomer and options held by Mr. Bottomer to acquire 40,000 shares and warrants to acquire 5,000 shares at a price of $1.00 per share exercisable until March 24, 2005 and at a


                                      -41-

         price of $1.20 per share exercisable until March 24, 2006. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(7)<F7>  Includes options held by Mr. Terry to acquire 60,000 shares.  See "Item
         6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

All of the Company's shareholders have the same voting rights.

OPTIONS, WARRANTS AND OTHER RIGHTS TO ACQUIRE SECURITIES

As of September 30, 2004, the Company had granted a number of stock options, issued a number of warrants and entered into a number of agreements pursuant to which up to 5,584,800 common shares of the Company may be issued. The following is a brief summary of these stock options, warrants and agreements.

STOCK OPTIONS

The TSX Venture requires all TSX Venture listed companies to adopt stock options plans, and such plans must contain certain provisions. At the annual and extraordinary general meeting of shareholders of the Company held on June 30, 2004, the shareholders approved the Company's stock option plan (the "Stock Option Plan"). The Stock Option Plan replaces the Company's 2003 stock option plan. The purpose of the Stock Option Plan is to provide incentive to the Company's employees, officers, directors, and consultants responsible for the continued success of the Company. The following is a summary of the Stock Option Plan.

ADMINISTRATION OF THE STOCK OPTION PLAN

The Stock Option Plan provides that it will be administered by the Company's board of directors (the "Board"), or by a stock option committee (the "Committee") of the Company's Board consisting of not less than 2 of its members. The Stock Option Plan is currently administered by the Board.

DESCRIPTION OF STOCK OPTION PLAN

The effective date (the "Effective Date") of the Stock Option Plan is April 13, 2004, the date the Board of Directors approved the Stock Option Plan, and it will terminate ten years from the Effective Date.

The Stock Option Plan provides that options may be granted to any employee, officer, director or consultant of the Company or a subsidiary of the Company.

The options issued pursuant to the Stock Option Plan will be exercisable at a price not less than the market value of the Company's common shares at the time the option is granted. "Market Value" means:

(a) for each organized trading facility on which the common shares are listed, Market Value will be the closing trading price of the common shares on the day immediately preceding the grant date less any discounts permitted by the applicable regulatory authorities;
(b) if the Company's common shares are listed on more than one organized trading facility, the Market Value shall be the Market Value as determined in accordance with subparagraph (a) above for the primary organized trading facility on which the common shares are listed, as determined by the Board (or a committee thereof), subject to any adjustments as may be required to secure all necessary regulatory approvals;
(c) if the Company's common shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the grant date, then the Market Value will be determined by the Board (or a committee thereof), subject to any adjustments as may be required to secure all necessary regulatory approvals; and
(d) if the Company's common shares are not listed for trading on a stock exchange or over the counter market, the value which is determined by the Board (or a committee thereof) to be the fair value of the Company's common shares, taking into consideration all factors that the Board (or a committee thereof) deems appropriate, including, without limitation, recent sale and offer prices of the Company's shares in private transactions negotiated at arms' length.

Options under the Stock Option Plan will be granted for a term not to exceed 10 years from the date of their grant, provided that if the Company is then a "Tier 2" company listed on the TSX Venture, the term of the option will be not more than five years.

Options under the Stock Option Plan will be subject to such vesting schedule as the Committee may determine. In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 10 days after notice thereof, notwithstanding the original vesting schedule.

Options will also be non-assignable and non-transferable, provided that they will be exercisable by an optionee's legal heirs, personal representatives or guardians for up to 12 months following the death or termination of an optionee due to disability, or up to 12 months following the death of an employee if the employee dies within 12 months of termination due to disability. All such options will continue to vest in accordance with their original vesting schedule.

The maximum number of common shares to be reserved for issuance under the Stock Option Plan, including options currently outstanding, will not exceed 10% of the number of common shares of the Company issued and outstanding on the applicable date of grant.

If a material alteration in the capital structure of the Company occurs as a result of a recapitalization, stock split, reverse stock split, stock dividend, or otherwise, the Committee shall make adjustments to the Stock Option Plan and to the options then outstanding under it as the Committee determines to be appropriate and equitable under the circumstances, unless the Committee determines that it is not practical or feasible to do so, in which event the options granted under the Stock Option Plan will terminate as set forth above.

The TSX Venture requires all TSX Venture listed companies who have adopted stock option plans which reserve a maximum of 10% of the number of common shares of the Company issued and outstanding on the applicable date of grant, to obtain shareholder approval to the Stock Option Plan on an annual basis.

As of September 30, 2004, an aggregate of 1,354,500 incentive stock options to purchase shares of the Company's common stock remain outstanding to the following persons:

                                           NATURE                 NO. OF      EXERCISE
OPTIONEE                                   OF OPTION(1)<F1>       OPTIONS    PRICE/SHARE     EXPIRY DATE
                                                                                  $

Gerry Carlson                              Consultant               25,000       0.60        Dec 12, 2008
Nick DeMare                                Consultant               50,000       0.60        Dec 12, 2008
Nikolaos Cacos                             Director                125,000       0.60        Dec 12, 2008
Sean Hurd                                  Employee                100,000       0.60        Dec 12, 2008
Steve Phillips                             Employee                 75,000       0.60        Dec 12, 2008
Juan Carlos Berretta                       Employee                 25,000       0.60        Dec 12, 2008
William Lee                                Consultant               25,000       0.60        Dec 12, 2008
Joseph Grosso                              Director                100,000       0.60        Dec 12, 2008
Carlo Timossi                              Consultant               50,000       0.60        Dec 12, 2008
Evelyn Grosso                              Director                 55,000       0.60        Dec 12, 2008
Robert Coltura                             Director                 50,000       0.60        Dec 12, 2008
Jerry Minni                                Director                 50,000       0.60        Dec 12, 2008
Louis P. Salley                            Consultant               25,000       0.60        Dec 12, 2008
Robert Weicker                             Consultant               25,000       0.60        Dec 12, 2008
Carlos D'Amico                             Employee                100,000       0.60        Dec 12, 2008
Judy Wong                                  Consultant               20,000       0.60        Dec 12, 2008




                                      -43-

                                           NATURE                 NO. OF      EXERCISE
OPTIONEE                                   OF OPTION(1)<F1>       OPTIONS    PRICE/SHARE     EXPIRY DATE
                                                                                  $
David Terry                                Employee                 60,000       0.90        Apr 2, 2009
Lindsay Bottomer                           Director                 40,000       0.90        Apr 2, 2009
Gerry Carlson                              Consultant               25,000       0.90        Apr 2, 2009
Diane Reeves                               Employee                 25,000       0.90        Apr 2, 2009
Tookie Angus                               Consultant               45,000       0.90        Apr 2, 2009
Sean Hurd                                  Employee                 50,000       0.90        Apr 2, 2009
Nikolaos Cacos                             Director                 50,000       0.90        Apr 2, 2009
Aspasia Cacos                              Director                 24,500       0.90        Apr 2, 2009
Joseph Grosso                              Director                 85,000       0.90        Apr 2, 2009
Steve Phillips                             Employee                 25,000       0.90        Apr 2, 2009
Nick DeMare                                Consultant               25,000       0.90        Apr 2, 2009
                                                                 ---------
TOTAL:                                                           1,354,500
                                                                 =========

(1)<F1> Pursuant to the rules of the TSX Venture, the Company has issued stock options to employees, directors, and consultants. The Company, for the purposes of issuing stock options, designates consultants as employees; therefore, certain persons designated as employees are, in fact, consultants.

As of September 30, 2004, the directors and officers of the Company, as a group (6 persons), held options to purchase 639,500 shares of the Company's common stock, including options held by their spouses.

WARRANTS

As of September 30, 2004, there were non-transferable common share purchase warrants exercisable for the purchase of 4,230,300 common shares, which expire at various times until March 31, 2006 and may be exercised at various prices ranging from $0.67 per share to $1.20 per share, as follows:

          COMMON SHARES
             ISSUABLE
          ON EXERCISE OF                 EXERCISE
             WARRANTS                  PRICE/SHARE             EXPIRY
                                           $

              1,257,000                   0.67                Jan 20, 2005
                 18,000                   0.90                Mar 24, 2006
              1,500,000                   1.00(1)             Mar 24, 2005(1)
                150,000                   0.90                Mar 31, 2006
              1,305,300                   1.00(2)             Mar 31, 2005(2)


(1) Exercisable at $1.00 per share until March 24, 2005 and at $1.20 per share until March 24, 2006.
(2) Exercisable at $1.00 per share until March 31, 2005 and at $1.20 per share until March 31, 2006.

As of September 30, 2004, the directors and officers of the Company, as a group (6 persons), held warrants to purchase 220,000 shares of the Company's common stock.

There are no assurances that the option or warrants described above will be exercised in whole or in part.

EMPLOYEES

As of the date of this registration statement the Company has no employees. As such, at its stage of development management does believe the Company requires any full-time employees. The Company's needs will be dependent upon its level of exploration programs and financial condition. See "Item 6. Directors, Senior Management and Employees - Directors and Senior Management."


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

PRINCIPAL HOLDERS OF VOTING SECURITIES

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as a group, as well as all persons who own five percent (5%) or more of the Company's outstanding shares, as of September 30, 2004.

-------------------------------------------------------------------------------------------------------------------
                                                                         SHARES AND RIGHTS
TITLE OF CLASS         NAME AND ADDRESS OF OWNER                       BENEFICIALLY OWNED OR      PERCENT OF CLASS
                                                                          CONTROLLED (1)<F1>            (1)<F1>
-------------------------------------------------------------------------------------------------------------------

Common Stock           Nikolaos Cacos                                   1,418,532(2)<F2>               9.79%

Common Stock           Joseph Grosso                                    1,512,992(3)<F3>              10.56%

NOTES:

(1)<F1> Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from September 30, 2004, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 14,087,882 shares of common stock outstanding as of September 30, 2004.
(2)<F2> Includes the following shares, options an warrants held by Mr. Cacos and Aspasia Cacos (Mr. Cacos' wife):
              a.   943,032 shares held by Mr. Cacos;
              b.   67,000 shares held by Mrs. Cacos;
              c.   Options held by Mr. Cacos to acquire 175,000 shares;
              d.   Options held by Mrs. Cacos to acquire 24,500 shares;
              e. Warrants held by Mr. Cacos to acquire 209,000 shares at a price of $1.00 per share, exercisable until March 24, 2005 and at a price of $1.20 per share exercisable until March 24, 2006.
         See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(3)<F3> Includes the following shares and options held by Mr. Grosso and Evelyn Grosso (Mr. Grosso's wife):
              a.   813,181 shares held by Mr. Grosso;
              b.   459,811 shares held by Mrs. Grosso;
              c.   Options held by Mr. Grosso to acquire 185,000 shares;
              d.   Options held by Mrs. Grosso to acquire 55,000 shares;
         See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

None of the Company's principal shareholders have different voting rights than any of the Company's other common shareholders.

CHANGES IN SHAREHOLDINGS

There have been no significant changes to the above listed persons' ownership.

ESCROW SHARES

Under the applicable policies and notices of the Canadian Securities Administrators securities held by Principals (as defined below) are required to be held in escrow in accordance with the national escrow regime applicable to initial public distributions. Equity securities owned or controlled by Principals, including common shares, special warrants and common shares issued on the exercise of previously issued special warrants, (except for 10% of each Principal's holdings of common shares) are subject to the escrow requirements.

Principals include all persons or companies that (on the completion of the Company's initial public offering in December 1, 2003 (the "Offering")), were included in one of the following categories:

         (i) directors and senior officers of the Company or of a material operating subsidiary of the Company, as listed in the Company's prospectus for the Offering;
         (ii) promoters of the Company during the two years preceding the Offering;
         (iii) those who owned and/or controlled more than 10% of the Company's voting securities immediately after completion of the Offering if they also appointed or had the right to appoint a director or senior officer of the Company or of a material operating subsidiary of the Company;
         (iv) those who owned and/or controlled more than 20% of the Company's voting securities immediately after completion of the Offering; and
         (v)      associates and affiliates of any of the above.

The Principals of the Company were all of the directors and senior officers of the Company after the Offering, which were Messrs. Cacos, Minni and Coltura (and included Mr. Cacos' wife). Pursuant to an agreement (the "Escrow Agreement") dated as of April 30, 2003 among the Company, Computershare Trust Company of Canada (the "Escrow Agent") and the Principals of the Company, the Principals agreed to deposit in escrow their common shares (the "Escrowed Securities") with the Escrow Agent. The Escrow Agreement provides that the Escrowed Securities will be released from escrow in equal blocks at 6 month intervals over the 36 months following the issue of the final receipt for the prospectus in the Offering (November 3, 2003).

The Company is an "emerging issuer" as defined in the applicable policies and notices of the Canadian Securities Administrators and if the Company achieves "established issuer" status during the term of the Escrow Agreement, it will "graduate" resulting in a catch-up release and an accelerated release of any securities remaining in escrow under the 18 month schedule applicable to established issuers as if the Company had originally been classified as an established issuer.

Pursuant to the terms of the Escrow Agreement, the securities held in escrow may not be transferred or otherwise dealt with during the term of the Escrow Agreement unless the transfers or dealings within the escrow are:

         (i) transfers to continuing or, upon their appointment, incoming directors and senior officers of the Company or of a material operating subsidiary, with approval of the Company's board of directors;
         (ii) transfers to an RRSP or similar trustee plan provided that the only beneficiaries are the transferor or the transferor's spouse or children;
         (iii)    transfers upon bankruptcy to the trustee in bankruptcy; and
         (iv) pledges to a financial institution as collateral for a BONA FIDE loan, provided that upon a realization the securities remain subject to escrow. Tenders of Escrowed Securities to a take-over bid are permitted provided that, if the tenderer is a Principal of the successor corporation upon completion of the take-over bid, securities received in exchange for tendered Escrowed Securities are substituted in escrow on the basis of the successor corporation's escrow classification.

The following table sets forth details of the issued and outstanding common shares that are subject to the Escrow Agreement as of September 30, 2004:

                                            NO. OF
                                           ESCROWED
                NAME                        SHARES
         ---------------------------------------------

         Nikolaos Cacos(1)                     646,815
         Robert Coltura(1)                      93,248
         Jerry A. Minni(1)                      97,912
         Bruno Faccin                          281,956
         Susana Sueldo                          34,495

                                            NO. OF
                                           ESCROWED
                NAME                        SHARES
         ---------------------------------------------
         Sean Hurd                              83,624
         Alfie Colucci                         281,957
         Angelo Colucci                        281,957
         Evelyn Grosso                         281,956
         Joseph J. Grosso                      281,956
         Orianna Maiorano                      281,956
         Vince Maiorano                        281,956
         Marianna de Simone                    281,956
         Aspasia Michoulas(1)                   50,250
         ---------------------------------------------
         TOTAL                               3,261,994
         =============================================

(1) Includes 261,991 Special Warrants convertible into common shares upon the Company obtaining regulatory approval of the prospectus for the Offering from the Securities Commissions.

The remaining shares in escrow will be released every six months in December and June until all shares have been released from the escrow as follows: December 2, 2004, 652,406 common shares; June 2, 2005, 652,397 common shares; December 5, 2005, 652,398 common shares; June 2, 2006, 652,397 common shares and December 2, 2006, 652,396 common shares.

UNITED STATES SHAREHOLDERS

As of September 30, 2004, there were 3 registered holders of the Company's common shares in the United States, with combined holdings of 32,000 shares, representing .23% of the issued shares of the Company on September 30, 2004. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

CHANGE OF CONTROL

As of the date of this registration statement, there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the years ended December 31, 2001, 2002 and 2003, and the period from January 1, 2004 to June 30, 2004, the Company has not entered into any transactions or loans between the Company and any: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1. On March 6, 2003, the Company, IMA (as of March 6, 2003, Nikolaos Cacos, was an officer, director and principal shareholder of the Company and an officer and director of IMA and Joseph Grosso was a principal shareholder of the Company and an officer and director of
         IMA) and IMASA entered into agreements whereby the Company optioned or acquired interests in various mineral concessions located in

         Argentina, as follows:

         i) to earn a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina, the Company must issue a total of 1,650,000 common shares and conduct a minimum of US$1.25 million of exploration expenditures, including work programs and underlying option payments, as follows:

                              SHARES TO            EXPLORATION
                              BE ISSUED           EXPENDITURES      DATE
                                                       US$
                                100,000                       -     Issued  with a deemed value of
                                                                    $45,000
                                100,000                 250,000     July 1, 2004, issued July 26, 2004,
                                                                    with a deemed value of $40,000
                                250,000                 300,000     July 1, 2005
                                300,000                 300,000     July 1, 2006
                                900,000                 400,000     July 1, 2007
                              ---------               ---------
                              1,650,000               1,250,000
                              =========               =========

                  The Company also agreed to reimburse IMA for prior expenses incurred by IMA on the Mogote property.

                  On September 30, 2003, the Company, IMA and IMASA entered into an amendment to the March 6, 2003 agreement. On September 30, 2003, Mr. Cacos was an officer, director and principal shareholder of the Company and an officer and director of IMA and Joseph Grosso was a principal shareholder of the Company and an officer and director of IMA. The amendment provided that the amount of the expense reimbursement as of September 30, 2003 was $192,952 and provided that the Company would be the operator of the Mogote property.

                  On April 8, 2004, the Company, IMA and IMASA entered into a further agreement on the Mogote Property. On April 8, 2004, Messrs. Cacos and Grosso, were officers, directors and/or principal shareholders of the Company and officers and directors of IMA. The Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 common shares (issued), with a deemed value of $279,000 and conducting an additional US$3 million of exploration expenditures, as follows:

                                  EXPLORATION
                                 EXPENDITURES          DATE
                                      US$

                                    1,000,000          May 30, 2005
                                    1,000,000          May 30, 2006
                                    1,000,000          May 30, 2007
                                    ---------
                                    3,000,000
                                    =========

                  Pursuant to an agreement dated June 28, 2004, effective July 7, 2004, IMA's and IMASA's rights and interests under these agreements were transferred to Golden Arrow and IMAUSA, respectively. As of June 28, 2004, Mr. Grosso was an officer, director and principal shareholder of the Company and Golden Arrow and an officer and director of IMA. As of June 28, 2004, Mr. Cacos, an officer, director and principal shareholder of the Company, and Mr. Terry, an officer of the Company, were officers and directors of IMA. During July 2004, Messrs. Cacos and Terry, officers, directors and/or principal shareholders of the Company, became officers and directors of Golden Arrow.

                  See "Item 4. Information on the Company - History and Development of the Company" and "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties
                  - Mogote Project."

                  Pursuant to the terms of the agreement, during the fiscal year ended December 31, 2003, the Company reimbursed IMA and IMASA $192,952, of which $4,902 remained outstanding and was included in amounts payable, and issued 100,000 shares to IMA with at a deemed value of $45,000. As of June 30, 2004, the remaining $4,902 had been paid.

                  In July 2004 the Company issued 100,000 shares to Golden Arrow with a deemed value of $40,000 (at which time, Messrs. Cacos and Grosso, officers, directors and principal shareholders of the Company, and Mr. Terry, an officer of the Company, were officers and/or directors of IMA and/or Golden Arrow).

         ii) purchased a 100% undivided interest in three mineral properties (the "Chubut Properties"), comprising 24,280 hectares, located in Chubut Province, Argentina, by issuing 500,000 common shares (issued in November 2003) for a fair value of $225,000. In addition, in the event that a decision is made to place the Chubut Properties into commercial production, the Company will pay IMA and IMASA (now Golden Arrow and IMAUSA) a bonus of US$250,000 and a 3% net smelter returns royalty. Pursuant to an agreement dated June 28, 2004, effective July 7, 2004, IMA's and IMASA's rights and interests under this agreement were assigned to Golden Arrow and IMAUSA, respectively. As of June 28, 2004, Mr. Grosso was an officer, director and principal shareholder of the Company and Golden Arrow and an officer and director of IMA. As of June 28, 2004, Mr. Cacos, an officer, director and principal shareholder of the Company, and Mr. Terry, an officer of the Company, were officers and directors of IMA. During July 2004, Messrs. Cacos and Terry, officers, directors and/or principal shareholders of the Company, became officers and directors of Golden Arrow.

                  See "Item 4. Information on the Company - History and Development of the Company" and "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Chubut Project."

2. The Company shares office facilities, capital assets and personnel with IMA. Pursuant to a letter agreement dated October 1, 2002, the Company agreed to pay IMA $2,000 per month for expenses ($1,500 for use of office, boardroom, reception services and other common areas and $500 for secretarial and bookkeeping services). At the time, Nikolaos Cacos was an officer, director and principal shareholder of the Company and an officer and director of IMA and Joseph Grosso, a principal shareholder of the Company, was an officer and director of IMA. Nikolaos Cacos, Joseph Grosso, and David Terry, officers, directors and/or principal shareholders of the Company, are officers and/or directors of IMA. The Company currently pays a minimum of $2,500 per month to IMA for shared rent and administration costs. During the fiscal year ended December 31, 2003, the Company paid $35,110 (2002 - $6,000; 2001 - $nil) to IMA. As at December 31, 2003, $16,168 remained unpaid and was included in accounts payable and accrued liabilities. For the six month period ending on June 30, 2004, the Company paid $50,340 (2003 - $9,000) to IMA for shared rent and administration costs. The Company also paid $26,200 for corporate development services provided by individuals who are also directors or consultants to IMA. As at June 30, 2004, $16,168 remained unpaid and was included in accounts payable and accrued liabilities.

3. Effective January 2, 2004, the Company entered into an agreement with Mr. Cacos, the President, a principal shareholder and a director of the Company, for his services. See "Item 6. Directors, Senior Management and Employees - Employment Agreements." Under the contract Mr. Cacos is currently paid $6,125 per month. During the six months ended June 30, 2004, the Company paid $35,651 to Mr. Cacos. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include an undetermined bonus plus eighteen months of compensation.

4. The Company has completed previous private placements of common stock, the subscribers of which include principal shareholders, officers and/or directors of the Company and companies wholly-owned by principal shareholders, directors and officers of the Company. The securities issued pursuant to such private placements were issued in accordance with the pricing policies of the TSX Venture. The securities purchased by the principal shareholders, officers and/or directors in the private placements were offered to the principal shareholders, officers and/or directors at the same price as third-party purchasers.

5. The Company entered into a consulting agreement with David Terry dated February 16, 2004, as amended June 29, 2004. See "Item 6. Directors, Senior Management and Employees - Employment Agreements." During the six months ended June 30, 2004, the Company paid Mr. Terry $51,000, including $25,000 for relocation expenses. During the six months ended June 30, 2004, the Company received $13,000 from IMA for reimbursement of a portion of Mr. Terry's fees. Nikolaos Cacos, Joseph Grosso, and David Terry, officers, directors and/or principal shareholders of the Company, are officers and/or directors of IMA.

6.       See "Item 6. Directors, Senior Management and Employees -
         Compensation."

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

During the fiscal years ended December 31, 2001, 2002, 2003 and the period from January 1, 2004 to June 30, 2004, none of the directors, officers, promoters or other members of management or their associates or affiliates of the Company were indebted to the Company

CONFLICTS OF INTEREST

See "Item 3.  Key Information - Risk Factors."

The following table identifies, as of October 20, 2004, the name of each director of the Company and any public reporting company, for which such director currently serves as an officer or director:

NAME OF DIRECTOR         NAME OF COMPANY                       POSITION              TERM OF SERVICE

Nikolaos Cacos           IMA Exploration Inc.                  Corporate Secretary   July 1993 to present

                         Golden Arrow Resources Corp.          Director              July 2004 to present
                                                               Corporate Secretary   July 2004 to present

Joseph Grosso            IMA Exploration Inc.                  Director              February 1990 to present
                                                               President & CEO       February 1990 to present

                         Golden Arrow Resources Corp.          Director              May 2004 to present
                                                               President & CEO       May 2004 to present

Jerry Minni              Raytec Development Corp.              Director              February 1992 to present
                                                               President             February 1992 to present

                         Triex Mineral Corp.                   Director              June 1994 to present

                         Global Sortweb.com Inc.               Director              July 1998 to present
                                                               CFO                   July 1998 to present

                         Avantec Technologies Inc.             Director              June 1999 to present


                                      -50-

NAME OF DIRECTOR         NAME OF COMPANY                       POSITION              TERM OF SERVICE

Lindsay Bottomer         Southern Rio Resources Ltd.           Director              July 2001 to present
                                                               President & CEO       July 2001 to present

                         Entree Gold Inc.                      Director              June 2002 to present

                         Strategem Capital Corp.               Director              June 2003 to present

                         Altima Resources Ltd.                 Director              November 2003 to present

                         Pacific North West Capital Corp.      Director              May 1998 to present

David Terry              IMA Exploration Inc.                  Director              May 2004 to present
                                                               Vice-President,       May 2004 to present
                                                               Exploration

                         Golden Arrow Resources Corp.          Director              July 2004 to present
                                                               Vice-President,       July 2004 to present
                                                               Exploration

Robert Coltura           Mr. Coltura is not a Director or
                         Officer of any other public company


INTERESTS OF EXPERTS AND COUNSEL

Not applicable.


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

DESCRIPTION                                                                                               PAGE

Audited Financial Statements for the Years Ended December 31, 2003, 2002 and 2001                         F-1

Unaudited Interim Financial Statements for the Six Months Ended June 30, 2004 and 2003                    FF-1


SIGNIFICANT CHANGES

None.

DIVIDEND POLICY

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors of the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

LEGAL PROCEEDINGS

None.

ITEM 9.  THE OFFER AND LISTING.
--------------------------------------------------------------------------------

PRICE HISTORY

The Company's common stock commenced trading on the TSX Venture on December 2, 2003. The Company's stock currently trades on the TSX Venture under the symbol "AMS" and CUSIP number 02351P105.

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSX Venture for the periods indicated:

                   TSX VENTURE EXCHANGE STOCK TRADING ACTIVITY
                                                      SALES PRICE ($)
YEAR ENDED                   VOLUME             HIGH                  LOW
December 31, 2003(1)       1,444,847            0.95                  0.60

(1) Period from December 2, 2003 to December 31, 2003.

                                                      SALES PRICE ($)
QUARTER ENDED                VOLUME             HIGH                  LOW
September 30, 2004         1,033,400            0.70                  0.35
June 30, 2004              1,931,600            1.12                  0.40
March 31, 2004             3,072,200            1.10                  0.75
December 31, 2003(1)       1,444,847            0.95                  0.60

(1) Period from December 2, 2003 to December 31, 2003.

                                                      SALES PRICE ($)
MONTH ENDED                  VOLUME             HIGH                  LOW
September 30, 2004           345,500            0.70                  0.35
August 31, 2004              246,000            0.45                  0.37
July 31, 2004                441,900            0.47                  0.38
June 30, 2004                591,900            0.53                  0.40
May 31, 2004                 395,700            0.70                  0.41
April 30, 2004               944,000            1.12                  0.60


                           PINK SHEET TRADING ACTIVITY

The Company's common shares have been listed in the Pink Sheets under the symbol "ARJSF" since January 2004. The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company in the Pink Sheets for the periods indicated. These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.

                                                     BID PRICE
QUARTER ENDED               VOLUME             HIGH              LOW

September 30, 2004          75,200            $0.30            $0.27
June 30, 2004               79,300            $0.84            $0.30
March 31, 2004             141,800            $0.83            $0.60

                                                     BID PRICE
MONTH ENDED                 VOLUME             HIGH              LOW

September 30, 2004          20,000            $0.33            $0.33
August 31, 2004             40,000            $0.30            $0.27
July 31, 2004               15,200            $0.36            $0.32
June 30, 2004               24,400            $0.38            $0.30
May 31, 2004                11,200            $0.53            $0.31
April 30, 2003              43,700            $0.84            $0.60

As of September 30, 2004, the Company's shares were not being traded on an exchange in the United States, and there was no established market in the United States for the Company's shares.

The Company intends to seek a listing for its shares on the Over-the-Counter Bulletin Board operated by the National Association of Securities Dealers. The Company does not know if, or when, it will obtain such a listing.

REGISTRATION, TRANSFER AND PAR VALUE

The Company's common shares, no par value, are registered. The Company's transfer agent is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Canada.

RESTRICTIONS ON TRANSFERABILITY

All of the Company's 4,000,000 common shares distributed prior to the approval of the Company's prospectus in the offering (on November 3, 2003) are subject to a hold period expiring one year from November 3, 2003 as required by the provisions of Multilateral Instrument 45-102.

In addition, 2,527,509 common shares are subject to TSX Venture resale restrictions; 291,466 common shares, were released on December 2, 2003 and 291,466 Common Shares will be released each month thereafter and, further, 214,035 Common Shares were released on December 2, 2003 and 214,035 common shares will be released every three months thereafter.

See "Item 7. Major Shareholders and Related Party Transactions - Escrow Shares."


ITEM 10.  ADDITIONAL INFORMATION.
--------------------------------------------------------------------------------

SHARE CAPITAL

The following table sets forth information about the Company's share capital as of December 31, 2003 and June 30, 2004:

                                                 DECEMBER 31,          JUNE 30,
                                                    2003                2004

   Number of Common Shares Authorized            100,000,000         100,000,000
   Par Value per Share                               None                None
   Number of Shares Issued and Fully-Paid          9,086,832          13,962,882


For the fiscal years ended December 31, 2003, 2002, and 2001 and the period from January 1, 2004 to June 30, 2004, the Company issued common shares, as follows:

                                                                                                 AMOUNT
                                                                       NUMBER OF SHARES            ($)
                                                                       ----------------       -------------
         Balance, December 31, 2000                                                   1                   1
                                                                       ----------------       -------------
         Balance, December 31, 2001                                                   1                   1
              Private Placement                                               3,999,999              79,999
                                                                       ----------------       -------------
         Balance, December 31, 2002                                           4,000,000              80,000
                                                                       ----------------       -------------
              Shares Issued for Cash
                  Initial Public Offering                                     1,500,000             675,000
                  Special Warrants (issued and converted to                   2,876,832             363,900
                  common shares)
                  Exercise of Warrants                                           10,000               5,000
              Shares Issued for Agent's Fees                                    100,000              45,000
              Shares Issued for Mineral Properties                              600,000             270,000
              Less: Share Issue Costs                                              -               (210,505)
                                                                       ----------------       --------------
                                                                              5,086,832           1,148,395
                                                                       ----------------       --------------
         Balance, December 31, 2003                                           9,086,832           1,228,395
              Shares Issued for Cash
                  Private Placements                                          4,007,000           2,891,350
                  Exercise of Warrants                                          288,750             143,650
                  Greenshoe Option                                              225,000              93,150
              Shares Issued for Agent's Fees                                     55,300              44,240
              Shares Issued for Mineral Properties                              300,000             279,000
              Less: Share Issue Costs                                              -               (202,158)
                                                                       ----------------       --------------
                                                                              4,876,050           3,249,232
                                                                       ----------------       --------------
         Balance, June 30, 2004                                              13,962,882           4,477,627
                                                                       ================       ==============


All of the Company's outstanding shares, options and warrants have been issued in accordance with the pricing policies of the TSX Venture. The TSX Venture's policies allow for the issuance of securities at a discount from the market price.

See also "Item 6. Directors, Senior Management and Employees - Share Ownership."

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company was incorporated under the laws of British Columbia on April 11, 2000, as "XS Capital Corp.," by registration of its Memorandum and Articles with the B.C. Registrar of Companies (the "BC Registrar") under the incorporation number 605176. On March 4, 2003, the Company changed its name to "Amera Resources Corporation", and the Company transitioned under the B.C. Business Corporations Act ("BCBCA") on July 19, 2004 by the filing of a transition application and Notice of Articles.

On March 29, 2004, the BCBCA came into force in British Columbia and replaced the Company Act, which is the statute that previously governed the Company. In connection with the adoption of the BCBCA, the Company's shareholders (at a shareholder meeting held on June 30, 2004) approved the adoption of new Articles (which replaced in their entirety the prior Articles) and approved a resolution which removed the Company from governance under certain "pre-existing company provisions" under the BCBCA. By Notice of Alteration, the Company's Articles were altered effective September 13, 2004.

The Company is authorized to engage in any lawful business. The following is a summary of all material provisions of the Company's Articles and certain provisions of the BCBCA, applicable to the Company:

         A. DIRECTOR'S POWER TO VOTE ON A PROPOSAL, ARRANGEMENT OR CONTRACT IN WHICH THE DIRECTOR IS MATERIALLY INTERESTED.

                  Under the BCBCA, subject to certain exceptions, a director or senior officer of the Company must disclose any material interest that he personally has, or that he as a director or senior officer of another corporation has in a contract or transaction that is material to the Company and which the Company has entered into or proposes to enter into.

                  A director or senior officer of the Company does not hold a disclosable interest in a contract or transaction if:

                  1. the situation that would otherwise constitute a disclosable interest arose before the coming into force of the BCBCA, and the interest was disclosed and approved under, or was not required to be disclosed under legislation that applied to the Company before the coming into effect of the BCBCA;
                  2. both the Company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;
                  3. the Company is a wholly owned subsidiary of the other party to the contract or transaction;
                  4. the other party to the contract or transaction is a wholly owned subsidiary of the Company; or
                  5. the director or senior officer is the sole shareholder of the Company or of a corporation of which the Company is a wholly owned subsidiary.

                  A director or senior officer of the Company does not hold a disclosable interest in a contract or transaction merely because:

                  1. the contract or transaction is an arrangement by way of a security granted by the Company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the Company or an affiliate of the Company;
                  2. the contract or transaction relates to an indemnity or insurance under the BCBCA;
                  3. the contract or transaction relates to the remuneration of the director or senior officer, in that person's capacity as director, officer, employee or agent of the Company or of an affiliate of the Company;
                  4. the contract or transaction relates to a loan to the Company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or
                  5. the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the Company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

                  A director or senior officer who holds such a material interest must disclose the nature and extent of such interest in writing. The disclosure must be evidenced in writing in a consent resolution, the minutes of a meeting or any other record deposited with the Company's record office. A director who has a disclosable interest in a contract or transaction is not entitled to vote on any directors' resolution to approve that contract or transaction, but may be counted in the quorum at the directors' meeting at which such vote is taken.

         B. DIRECTORS' POWER, IN THE ABSENCE OF AN INDEPENDENT QUORUM, TO VOTE COMPENSATION TO THEMSELVES OR ANY MEMBERS OF THEIR BODY.

                  The compensation of the directors is decided by the directors unless the Board of Directors specifically requests approval of the compensation from the shareholders. If the issuance of compensation to the directors is decided by the directors, a quorum is the majority of the directors in office.

         C. BORROWING POWERS EXERCISABLE BY THE DIRECTORS AND HOW SUCH BORROWING POWERS MAY BE VARIED.

                  The Company, if authorized by the directors, may:

                  1. borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
                  2. issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;
                  3. guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
                  4. mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

                  The borrowing powers may be varied by amendment to the Articles of the Company which requires approval of the shareholders of the Company by special resolution, being a resolution passed by at least 2/3 majority of the votes cast on the resolution (a "Special Resolution").

         D. RETIREMENT AND NON-RETIREMENT OF DIRECTORS UNDER AN AGE LIMIT REQUIREMENT.

                  There are no such provisions applicable to the Company under the Notice of Articles, Articles or the BCBCA.

         E.       NUMBER OF SHARES REQUIRED FOR A DIRECTOR'S QUALIFICATION.

                  A director of the Company is not required to hold a share in the capital of the Company as qualification for his office.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of the Company consists of an unlimited number of common shares without par value.

COMMON SHARES

As of September 30, 2004, a total of 14,087,882 common shares were issued and outstanding. All of the common shares are fully paid and not subject to any future call or assessment. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares. The Company's board of directors does not stand for re-election at staggered intervals.

CHANGES TO RIGHTS AND RESTRICTIONS OF SHARES

Under the BCBCA and the Company's Articles, if the Company wishes to change the rights and restrictions of the common shares the Company must obtain the approval of the shareholders by Special Resolution.

DIVIDEND RECORD

The Company has not paid any dividends on its common shares and has no policy with respect to the payment of dividends.

OWNERSHIP OF SECURITIES AND CHANGE OF CONTROL

Except for the Investment Canada Act, discussed below, there are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the constituent documents of the Company.

Any person who beneficially owns or controls, directly or indirectly, more than 10% of the Company's voting shares is considered an insider, and must file an insider report with the British Columbia, Alberta and Ontario Securities Commissions within ten days of becoming an insider disclosing any direct or indirect beneficial ownership of, or control over direction over securities of the Company. In addition, if the Company itself holds any of its own securities, the Company must disclose such ownership.

There are no provisions in the Company's Notice of Articles and Articles that would have an effect of delaying, deferring or preventing a change in control of the Company operating only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries.

MEETINGS OF THE SHAREHOLDERS

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

Under the BCBCA and the Company's Articles, the Company's annual general meeting is to be held once in each calendar year and not more than 15 months after the previous meeting. No advance notice will be required to be published at a meeting where directors are to be elected. The Company must give shareholders not less than 21 days' notice of any general meeting of the shareholders.

The Directors may fix in advance a date, which is no fewer than 35 days or no more than 60 days prior to the date of the meeting, as the record date for the meeting. All the holders of common shares as at the record date are entitled to attend and vote at a general meeting.

DIFFERENCES FROM REQUIREMENTS IN THE UNITED STATES

Except for the Company's quorum requirements, certain requirements related to related party transactions, the requirement for notice of shareholder meetings and the approval of amendments to the Company's articles, which are discussed above, there are no significant differences in the law applicable to the Company, in the areas outlined above, in British Columbia versus the United States. In most states in the United States, a quorum must consist of a majority of the shares entitled to vote. Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote. Having a lower quorum threshold may allow a minority of the shareholders to make decisions about the Company, its management and operations. In addition, most states in the United States require that a notice of meeting be mailed to shareholders prior to the meeting date. Additionally, in the United States, a director may not be able to vote on the approval of any transaction in which the director has a interest. Generally, most states in the United States require amendments to a company's articles of incorporation to be approved by at least a majority of the votes cast by the holders of the issued and outstanding shares. Some states, or some older corporations, may require approval of amendments by 2/3 of the votes cast by the holders of the issued and outstanding shares. In addition, in the United States voting by separate voting groups may be required on the approval of any such amendments.

MATERIAL CONTRACTS

The following are material contracts to which the Company is a party and which were entered into during the two years proceeding the date of this registration statement:

         1. Letter Agreement dated October 1, 2002 among the Company and IMA Exploration Inc. relating to the rental of office space and the provision of administrative services to the Company. See "Item 4. Information on the Company - Principal Offices" and "Item 7. Major Shareholders and Related Party Transactions
                  - Related Party Transactions."

         2. Letter of Intent among the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated March 6, 2003. See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project" and "Item
                  7. Major Shareholders and Related Party Transactions - Related Party Transactions."

         3. Property Purchase Agreement among the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated March 6, 2003. See "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Chubut Project" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

         4. Stock Option Plan dated March 6, 2003. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."

         5. Stock Option Plan dated April 13, 2004. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."

         6. Escrow Agreement among the Company, Computershare Trust Company of Canada and the Principals of the Company dated April 30, 2003. See "Item 7. Major Shareholders and Related Party Transactions - Escrow Shares."

         7. Agency Agreement between the Company and Canaccord Capital Corporation ("Canaccord") dated July 31, 2003, pursuant to which Canaccord agreed to the Company with an offering for sale of 1,500,000 units at $0.45 per unit. Each unit consisted of one share and one warrant exercisable at $0.50. Canaccord was given the right to sell up to an additional 15% of the offering. Canaccord's compensation included an 8% commission; warrants totaling up to 15% of the units sold, priced at $0.45 per warrant; an administration fee of $7,500; and, 100,000 shares of the Company's common stock. The warrants expired September 1, 2004. Canaccord was granted a right of first refusal for any further financings during from the closing of the offering until September 1, 2004.

         8. Amending Letter Agreement among the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated September 30, 2003. See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project" and "Item 7. Major Shareholders and Related Party Transactions
                  - Related Party Transactions."

         9. Management Agreement with Nikolaos Cacos dated January 2, 2004. See "Item 6. Directors, Senior Management and Employees
                  - Employment Agreements."

         10. Consulting Agreement with David Terry dated February 16, 2004. See "Item 6. Directors, Senior Management and Employees - Employment Agreements."

         11. Engagement Agreement between the Company and Canaccord Capital Corporation dated March 8, 2004, pursuant to which Canaccord agreed to assist the Company in raising up to $1,000,000 at $0.80 per unit in a private placement without an offering memorandum. Each unit consisted of one share and one whole warrant, with each warrant exercisable into one share for a period of 24 months at a price of $1.00 in year one and at a price $1.20 in year two. Canaccord's compensation consisted of an 8% cash commission; warrants equal to 12% of the offering sold at a price of $0.80 for a period of two years; a corporate finance fee of 40,000 units (on the same as the units sold in the offering); and, an administration fee of $7,500. Canaccord was granted a right of first refusal for any further financing from the closing of the offering until March 31, 2005.

         12. Amending Letter Agreement made among the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated April 8, 2004. See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

         13. Assignment and Assumption Agreement dated June 28, 2004 among the Company, IMA Exploration Inc., Inversiones Mineras Argentinas S.A., Golden Arrow Resources Corporation, and Inversiones Mineras Australes S.A. relating to the Company's Argentinean properties.

         14. Assignment and Assumption Agreement dated June 28, 2004 among the Company, IMA Exploration Inc., Inversiones Mineras Argentinas S.A., Golden Arrow Resources Corporation, and Inversiones Mineras Australes S.A. relating to the Mogote property.

         15. Amendment to Consulting Agreement with David Terry dated June 29, 2004. See "Item 6. Directors, Senior Management and Employees - Employment Agreements."

         16. Letter Agreement dated August 24, 2004 between the Company and Arcturus Ventures Inc. See "Item 4. Information on the Company
                  - Property, Plant and Equipment - Other Properties - Esperanza Project."

EXCHANGE CONTROLS

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders of the Company's common stock. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common stock of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 10. Additional Information - Taxation".

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the common stock of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

Management of the Company considers that the following general summary is materially complete and fairly describes those provisions of the Investment Canada Act pertinent to an investment by an American investor in the Company.

The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire the common shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount, which for 2004 is any amount in excess of $237 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

TAXATION

MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES

Management of the Company considers that the following discussion fairly describes the material Canadian federal income tax consequences applicable to a holder of common stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of common stock of the Company in connection with carrying on a business in Canada (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

DIVIDENDS

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

CAPITAL GAINS

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange. For purposes of the ITA, the Company is listed on a prescribed stock exchange. Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

         (a)  the non-resident holder;
         (b) persons with whom the non-resident holder did not deal with at arm's length; or
         (c) the non-resident holder and persons with whom the non-resident holder did not deal with at arm's length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of the Company's common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, and shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of the Company's common stock are urged to consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of common stock of the Company.

U.S. HOLDERS

As used herein, a "U.S. Holder" is defined as (i) citizens or residents of the U.S., or any state thereof, (ii) a corporation or other entity created or organized under the laws of the U.S., or any political subdivision thereof,
(iii) an estate the income of which is subject to U.S. federal income tax regardless of source or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DISTRIBUTIONS ON SHARES OF COMMON STOCK

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company's common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common stock and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Dividends paid on the Company's common stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular U.S. Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder's income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock are urged to consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF SHARES OF COMMON STOCK

A U.S. Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder's tax basis in the common stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS

The Company has not determined whether it meets the definition of a "passive foreign investment company" (a "PFIC"). It is unlikely that the Company meets the definition of a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC") under current U.S. law.

If more than 50% of the voting power or value of the Company were owned (actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of the Company's common shares ("10% Shareholders"), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company's common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company's income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each U.S. Holder (regardless of the amount of the Company's common shares owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specific types.

If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, "passive" income or if 50% or more of the average value of the Company's assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such "passive" income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC. Please note that the application of the PFIC provisions of the Code to resource companies is somewhat unclear.

If the Company were to be a PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include gain on the sale of stock) unless such U.S. Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

INFORMATION REPORTING AND BACKUP WITHHOLDING

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

CONSENTS OF EXPERTS

The Company's auditors for its financial statements for each of the preceding three years was Ellis Foster, Chartered Accountants, 1650 West 1st Avenue, Vancouver, British Columbia, V6J 1G1, Canada. See "Item 1. Directors, Senior Management and Advisors - Auditors." Their audit report for the fiscal years ended December 31, 2003, 2002 and 2001 is included with the related financial statements in this registration statement with their consent.

INSPECTION OF DOCUMENTS

Copies of the documents referred to in this registration statement may be inspected at the Company's corporate office at Suite 709, 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada, during normal business hours.


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
--------------------------------------------------------------------------------

Not applicable.


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
--------------------------------------------------------------------------------

OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES

Stock options to purchase securities from the Company are currently granted to directors, officers and employees of the Company and independent consultants on terms and conditions under the Plan, as described in "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

As of September 30, 2004, the Company had granted an aggregate of 1,354,500 non-transferable incentive stock options to purchase shares of the Company's common stock. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

The Company has issued warrants which are exercisable for shares of the Company's common stock. As of June 30, 2004, there were non-transferable common share purchase warrants exercisable for the purchase of 4,230,300 common shares, as described in "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

All of the Company's outstanding options and warrants are subject to standard anti-dilution provisions.


                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 15.   CONTROLS AND PROCEDURES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16B.   CODE OF ETHICS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES .
--------------------------------------------------------------------------------

Not applicable.


ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
            PURCHASERS.
--------------------------------------------------------------------------------

Not applicable.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------
                                                                            Page

Audited Financial Statements for the Years Ended December 31, 2003,         F-1
2002 and 2001

Unaudited Interim Financial Statements for the Six Months Ended             FF-1
June 30, 2004 and 2003


ITEM 18.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------

  EXHIBIT NUMBER                         DESCRIPTION

       1.1            Articles
       1.2            Memorandum and Certificte of Incorporation
       1.3            Certificate of Change of Name and Altered Memorandum
       1.4            Notice of Articles
       4.1 Letter Agreement dated October 1, 2002 made between the Company and IMA Exploration Inc.
       4.2 Letter of Intent made between the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated March 6, 2003
       4.3 Property Purchase Agreement made between the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated March 6, 2003
       4.4            Stock Option Plan dated March 6, 2003
       4.5            Stock Option Plan dated April 13, 2004
       4.6 Escrow Agreement among the Company, Computershare Trust Company of Canada and the Principals of the Company dated April 30, 2003
       4.7 Agency Agreement between the Company and Canaccord Capital Corporation dated July 31, 2003
       4.8 Amending Letter Agreement made between the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated September 30, 2003
       4.9            Agreement with Nikolaos Cacos dated January 2, 2004
       4.10           Consulting Agreement with David Terry dated February 16,
                      2004
       4.11           Engagement Agreement between the Company and Canaccord
                      Capital Corporation dated March 8, 2004
       4.12           Amending Letter Agreement made between the Company, IMA
                      Exploration Inc. and Inversiones Mineras Argentinas S.A. dated April 8, 2004
       4.13           Amendment to Consulting Agreement with David Terry dated
                      June 29, 2004
       4.14 Assignment and Assumption Agreement dated June 28, 2004 among IMA Exploration Inc., Inversiones Mineras Argentinas S.A., Golden Arrow Resources Corporation, Inversiones Mineras Australes S.A. and the Company (relating to the Argentinean properties)

  EXHIBIT NUMBER                         DESCRIPTION
       4.15 Assignment and Assumption Agreement dated June 28, 2004 among IMA Exploration Inc., Inversiones Mineras Argentinas S.A., Golden Arrow Resources Corporation, Inversiones Mineras Australes S.A. and the Company (relating to the Mogote Property)
       4.16 Letter Agreement dated August 24, 2004 between the Company and Arcturus Ventures Inc.
       10.1           Consent of Ellis Foster, Chartered Accountants

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.


                                         AMERA RESOURCES CORPORATION



Dated:  October 28, 2004                 /s/ NIKOLOAS CACOS
       ---------------------             ---------------------------------------
                                         Nikoloas Cacos, President and Director

--------------------------------------------------------------------------------




                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)

                              FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


--------------------------------------------------------------------------------

ELLIS FOSTER
   CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
Website:  WWW.ELLISFOSTER.COM
--------------------------------------------------------------------------------

AUDITOR'S REPORT


TO THE SHAREHOLDERS OF

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)

We have audited the balance sheets of Amera Resources Corporation as at December 31, 2003 and 2002 and the statements of loss and deficit and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operation and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the company's financial position and its shareholders' equity as at December 31, 2003 and 2002 and its results of operations for each of the years in the three-year period ended December 31, 2003, to the extent summarized in Note 10 to the financial statements.


                                       /s/ ELLIS FOSTER

Vancouver, Canada                      Chartered Accountants
May 10, 2004


--------------------------------------------------------------------------------
EF      A PARTNERSHIP OF INCORPORATED PROFESSIONALS
        AN INDEPENDENTLY OWNED AND OPERATED MEMBER OF MOORE STEPHENS NORTH AMERICA INC., A MEMBER OF MOORE STEPHENS INTERNATIONAL LIMITED
        - MEMBERS IN PRINCIPAL CITIES THROUGHOUT THE WORLD

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                                 BALANCE SHEETS
                        AS AT DECEMBER 31, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)

                                                                                      2003                 2002
                                                                                       $                    $
                                   A S S E T S

CURRENT ASSETS

Cash and cash equivalents                                                             1,117,845              197,469
Amounts receivable and prepaids                                                          18,779                  -
                                                                                 --------------       --------------
                                                                                      1,136,624              197,469
OPTIONS TO ACQUIRE INTERESTS IN
    UNPROVEN MINERAL CLAIMS (Note 4)                                                    507,042                  -

DEFERRED EXPLORATION COSTS (Note 4)                                                     177,217                  -

DEFERRED SHARE ISSUE COSTS                                                                  -                 10,000
                                                                                 --------------       --------------
                                                                                      1,820,883              207,469
                                                                                 ==============       ==============
                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                                                115,352               23,427
                                                                                 --------------       --------------
                      S H A R E H O L D E R S '  E Q U I T Y

SHARE CAPITAL (Note 5)                                                                1,228,395               80,000

SHARE SUBSCRIPTIONS (Note 11(a))                                                        658,350                  -

SPECIAL WARRANTS (Note 5(a))                                                                -                131,500

CONTRIBUTED SURPLUS                                                                     252,000                  -

DEFICIT                                                                                (433,214)             (27,458)
                                                                                 --------------       --------------
                                                                                      1,705,531              184,042
                                                                                 --------------       --------------
                                                                                      1,820,883              207,469
                                                                                 ==============       ==============

NAME CHANGE AND NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 10)


APPROVED BY THE DIRECTORS


/s/ NIKOLAOS CACOS                       , Director
----------------------------------------

/s/ ROBERT COLTURA                       , Director
----------------------------------------


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                         STATEMENTS OF LOSS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                                    2003               2002               2001
                                                                      $                  $                  $
REVENUE

Interest income                                                        3,492                356                 -
                                                               --------------     --------------      --------------
EXPENSES

Accounting and audit                                                  22,341                375                 -
Advertising                                                           14,800                -                   -
Foreign exchange                                                         896                -                   -
Investor relations                                                     7,500                -                   -
Legal                                                                  5,302             20,016                 -
Management fees                                                       25,000                -                   -
Office and sundry                                                     10,548              1,723                 116
Professional fees                                                     32,924                -                   -
Regulatory fees                                                        5,225                -                   -
Rent                                                                  20,000              4,500                 -
Shareholder costs                                                      2,175                -                   -
Stock based compensation                                             252,000                -                   -
Transfer agent fees                                                    4,664                -                   -
Travel                                                                 2,168                -                   -
Website                                                                3,705                -                   -
                                                               --------------     --------------      --------------
                                                                     409,248             26,614                 116
                                                               --------------     --------------      --------------
LOSS FOR THE YEAR                                                   (405,756)           (26,258)               (116)

DEFICIT - BEGINNING OF YEAR                                          (27,458)            (1,200)             (1,084)
                                                               --------------     --------------      --------------
DEFICIT - END OF YEAR                                               (433,214)           (27,458)             (1,200)
                                                               ==============     ==============      ==============

BASIC AND DILUTED LOSS PER SHARE                                      $(0.08)            $(1.25)           $(116.00)
                                                               ==============     ==============      ==============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                                     4,848,716             20,974                   1
                                                               ==============     ==============      ==============




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                                   2003               2002                2001
                                                                    $                  $                   $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year                                                   (405,756)           (26,258)               (116)
Adjustment for item not affecting cash
     Stock based compensation                                        252,000                -                   -
                                                              ---------------     --------------      --------------
                                                                    (153,756)           (26,258)               (116)
Increase in amounts receivable and prepaids                          (18,779)               -                   -
Increase in accounts payable and accrued liabilities                  91,925             22,227                 116
                                                              ---------------     --------------      --------------
                                                                     (80,610)            (4,031)                -
                                                              ---------------     --------------      --------------
FINANCING ACTIVITIES

Issuance of common shares                                            908,649             79,999                   1
Issuance of special warrants                                             -              135,250                 -
Share subscriptions received                                         658,350                -                   -
Share issuance costs                                                (151,754)           (13,750)                -
                                                              ---------------     --------------      --------------
                                                                   1,415,245            201,499                   1
                                                              ---------------     --------------      --------------
INVESTING ACTIVITY

Option payments and exploration costs                               (414,259)               -                   -
                                                              ---------------     --------------      --------------
INCREASE IN CASH DURING THE YEAR                                     920,376            197,468                   1

CASH AND CASH EQUIVALENTS
     - BEGINNING OF YEAR                                             197,469                  1                 -
                                                              ---------------     --------------      --------------
CASH AND CASH EQUIVALENTS
     - END OF YEAR                                                 1,117,845            197,469                   1
                                                              ===============     ==============      ==============


SUPPLEMENTAL CASH FLOW INFORMATION (Note 9)


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


1.       NAME CHANGE AND NATURE OF OPERATIONS

         The Company was incorporated under the Company Act of British Columbia on April 11, 2000, as XS Capital Corp. On March 4, 2003, the Company changed its name to Amera Resources Corporation. On December 2, 2003, the Company's common shares were listed for trading on the TSX Venture Exchange (the "TSXV") as a junior mineral exploration company.

         The Company is engaged in the acquisition, exploration and development of resource properties in Argentina. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production. The Company considers that it has adequate resources to maintain its core operations and planned exploration programs for the next fiscal year.

2.       CHANGE IN ACCOUNTING POLICY

         Effective January 1, 2003, the Company prospectively adopted the fair value method of accounting for the stock options awards granted to employees and directors, as recommended by Section 3870 "STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS" of the Canadian Institute of Chartered Accountants Handbook ("CICA"). CICA 3870 provides alternative methods of transition for the adoption of the fair value method and as permitted, the Company has elected the prospective application, which allows the fair value method to be applied to awards granted, modified or settled on or after January 1, 2003 to employees. No pro- forma disclosure is provided as the Company did not grant any options prior to fiscal year 2003.

         The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock.

         For stock option awards granted to other than employees and directors and all direct awards of stocks, the Company continues to apply the fair value method.


3.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant measurement difference between those principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") as they affect the Company are disclosed in Note 10.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

         FINANCIAL INSTRUMENTS

         The Company's financial instruments consist of cash, amounts receivable and accounts payable and accrued liabilities. The fair market value of the Company's financial instruments approximate their carrying amounts due to their short term to maturity.

         OPTION INTERESTS AND DEFERRED EXPLORATION COSTS

         Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property.

         The Company also accounts for foreign value added taxes paid as part of mineral properties and deferred costs. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in carrying costs of mineral properties and deferred costs.

         Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

         CASH EQUIVALENTS

         Cash and cash equivalents represents cash only. At December 31, 2003 there are no short-term deposits held.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at December 31, 2003, the Company does not have any asset retirement obligations.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived   assets  of  the  Company  are  reviewed  when  changes  in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

         INCOME TAXES

         The Company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantially enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

         EARNINGS (LOSS) PER SHARE

         Basic earning (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings
         (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method. The treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. As the Company has incurred a net loss in fiscal 2003, the stock options and warrants disclosed in Note 6(d) & (e) were not included in the computation of loss per share as its inclusion would be anti-dilutive. No stock options or warrants were granted or issued prior to fiscal 2003.

         TRANSLATION OF FOREIGN CURRENCIES

         The Company's functional currency is the Canadian dollar and transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the transaction dates. At year end, monetary assets and liabilities are re-measured at the year end exchange rates. The exchange gains and losses on translation are included in income.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and amounts receivable. The Company limits its exposure to credit loss by placing its cash and cash-equivalents with high credit quality financial institutions.


4.       OPTION INTERESTS AND DEFERRED EXPLORATION COSTS

         As at December 31, 2003, option interests in unproven mineral claims and deferred exploration costs are as follows:

                                                       ACQUISITION        EXPLORATION
                                                          COSTS          EXPENDITURES           TOTAL
                                                            $                  $                  $

         Mogote Property                                   282,042            164,768             446,810
         Chubut Properties                                 225,000                -               225,000
                                                      -------------      -------------      --------------
                                                           507,042            164,768             671,810
         Foreign value added tax                               -               12,449              12,449
                                                      -------------      -------------      --------------
                                                           507,042            177,217             684,259
                                                      =============      =============      ==============

         Exploration costs incurred during fiscal 2003, on the Mogote Property are as follows:

                                                                       $
         Assays                                                           3,087
         Access contractors                                              27,761
         Field supplies                                                   2,990
         Geological                                                      54,234
         Geology supplies                                                20,536
         Geophysics                                                      30,107
         Other                                                            3,320
         Project management                                              12,826
         Surveying                                                        1,767
         Vehicles                                                         8,140
                                                                    ------------
                                                                        164,768
                                                                    ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


4.       OPTION INTERESTS AND DEFERRED EXPLORATION COSTS (continued)

         On March 6, 2003, the Company and IMA Exploration Inc. ("IMA"), a publicly traded company with common management and shareholders, entered into agreements whereby the Company optioned or acquired interests in various mineral concessions located in Argentina, as follows:

         (i) to earn a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina, the Company must issue a total of 1,650,000 common shares and conduct a minimum of US $1.25 million of exploration expenditures, including work programs and underlying option payments, as follows:


                      SHARES TO           EXPLORATION
                      BE ISSUED          EXPENDITURES           DATE
                                              US$

                        100,000                   -             Issued
                        100,000               250,000           July 1, 2004
                        250,000               300,000           July 1, 2005
                        300,000               300,000           July 1, 2006
                        900,000               400,000           July 1, 2007
                      ---------             ---------
                      1,650,000             1,250,000
                      =========             =========

                  The 100,000 common shares issued has been recorded at a fair value of $45,000. The Company has also agreed to reimburse IMA for past payments made and expenditures which had been incurred by IMA on the Mogote Property. As at December 31, 2003, the Company has reimbursed IMA $192,952, and $4,902 remained outstanding and is included in accounts payable and accrued liabilities. The reimbursements shall be included in the calculation of the minimum expenditures required of the Company. See also Note 11(e); and

         (ii) purchased a 100% undivided interest in three mineral properties (the "Chubut Properties"), comprising 24,280 hectares, located in Chubut Province, Argentina, by issuing 500,000 common shares for a fair value of $225,000. In addition, in the event that a decision is made to place the Chubut Properties into commercial production, the Company will pay IMA a bonus of US $250,000 and a 3% net smelter returns royalty.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       SHARE CAPITAL

         Authorized:  100,000,000 common shares without par value

         Issued:                                    NUMBER
                                                  OF SHARES            AMOUNT
                                                                          $
         Balance, December 31, 2001                        1                  1
         For cash:
            - Private placement                    3,999,999             79,999
                                                -------------      -------------
         Balance, December 31, 2002                4,000,000             80,000
                                                -------------     --------------
         For cash:
            - Initial public offering              1,500,000            675,000
            - Special warrants                     2,876,832            363,900
            - Exercise of warrants                    10,000              5,000
         For agent's fees                            100,000             45,000
         For mineral properties                      600,000            270,000
         Less share issue costs                          -             (210,505)
                                                -------------     --------------
                                                   5,086,832          1,148,395
                                                -------------     --------------
         Balance, December 31, 2003                9,086,832          1,228,395
                                                =============     ==============

         (a)       During fiscal 2003, the Company completed:

                  (i) a private placement of 1,352,500 special warrants, at a price of $0.10 per special warrant, for total gross proceeds of $135,250. As at December 31, 2002, the Company had received the full subscription proceeds; and

                  (ii) a private placement of 1,524,332 special warrants, at a price of $0.15 per special warrant, for total proceeds of $228,650.

                  Each special warrant was converted, without additional compensation, into one common share of the Company on completion of the Company's initial public offering (the "Offering"). The Company incurred $3,750 costs relating to the special warrant financings.

         (b) On December 1, 2003, the Company completed the Offering of 1,500,000 units, at $0.45 per unit, for gross proceeds of $675,000. Each unit was comprised of one common share of the Company and one non-transferable share purchase warrant. Two warrants entitles the holder to purchase one additional common share, at a price of $0.50 per share, on or before September 1, 2004

                  In connection with the financing and listing of the Company's common shares on the TSXV, the Company paid the agent a total of $64,000 cash, issued 100,000 common shares, at a deemed value of $45,000, and granted a non-transferable warrant to purchase 225,000 common shares of the Company, at $0.45 per share, on or before September 1, 2004. The agent was also granted a greenshoe option (the "Greenshoe Option") by the Company entitling the agent to purchase a total of 225,000 units, at $0.45 per unit, on or before January 30, 2004. The Company also incurred legal and filing fees of $97,755. See also Note 11(b).

                  The Company applied the residual approach and allocated the total proceeds to the common shares and $nil to the attached warrants.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       SHARE CAPITAL (continued)

         (c) During fiscal 2002, the Company completed a private placement offering of 3,999,999 common shares, at $0.02 per share, for proceeds of $79,999.

         (d) The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSXV.

                  During fiscal 2003, the Company granted stock options to its employees, directors and to consultants to acquire 900,000 common shares of the Company, being vested immediately and exercisable for five years from date of grant. The following table summarizes information about the stock options outstanding and exercisable at December 31, 2003:

                                        NUMBER OF OPTIONS
                                         OUTSTANDING AND
                     EXERCISE PRICE        EXERCISABLE         EXPIRY DATE

                         $0.60               900,000           December 12, 2008

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during fiscal 2003:

                                                                 2003

                       Risk-free interest rate                   3.26%
                       Estimated volatility                       30%
                       Expected life                           2.5 years

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the year to the Company's employees, directors and consultants was $0.28 per share.

                  As discussed in Note 2, effective January 1, 2003, the Company prospectively adopted, the fair value method of accounting for stock-based compensation granted to employees, directors and consultants. Under this method, the Company charged $252,000 stock-based compensation to operations.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                  No stock options were granted by the Company in fiscal 2002 and 2001. Consequently no pro-forma information is provided.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       SHARE CAPITAL (continued)

         (e) As at December 31, 2003, the Company had outstanding warrants which may be exercised to purchase 965,000 shares. The warrants expire on or before September 1, 2004 and may be exercised at $0.45 per share.

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at December 31, 2003 and the changes for the year is as follows:


                  Balance, beginning of year                                -
                  Issued pursuant to the Offering                       975,000
                  Exercised                                             (10,000)
                                                                   -------------
                  Balance, end of year                                  965,000
                                                                   =============

         (f) As at December 31, 2003, 3,914,391 common shares are held in escrow and 16.67% will be released every six months following the completion of the offering, ending on November 3, 2006.

         (g)      See Note 11.


6.       RELATED PARTY TRANSACTIONS

         The Company shares office facilities with IMA. The Company is currently paying a minimum of $2,500 per month to IMA for shared rent and administration costs. During fiscal 2003, the Company was charged $35,110 (2002 - $6,000; 2001 - $nil) by IMA. As at December 31, 2003,
         $16,168 remained unpaid and was included in accounts payable and accrued liabilities.

         See also Notes 4, 11(c) and 11(e).


7.       INCOME TAXES

         As at December 31, 2003, the Company has non-capital losses of approximately $180,000 and cumulative foreign exploration expenses of approximately $684,000 carried forward for tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2006 through 2010. The cumulative foreign exploration expenses can be carried forward indefinitely.

         Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is unlikely.


8.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities in Argentina. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for each of fiscal 2003, 2002 and 2001.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


8.       SEGMENTED INFORMATION (continued)

         The Company's total assets as at December 31, 2003 and 2002 are segmented geographically as follows:


                                                                            2003
                                                      -----------------------------------------------
                                                        CORPORATE         ARGENTINA          TOTAL
                                                            $                  $               $
         Current assets                                  1,136,624              -          1,136,624
         Mineral property interests                            -            684,259          684,259
                                                      -------------      -----------     ------------
                                                         1,136,624          684,259        1,820,883
                                                      =============      ===========     ============


                                                                            2002
                                                      -----------------------------------------------
                                                        CORPORATE         ARGENTINA          TOTAL
                                                            $                  $               $
         Current assets                                    197,469              -            197,469
         Other                                              10,000              -             10,000
                                                      -------------      -----------     ------------
                                                           207,469              -            207,469
                                                      =============      ===========     ============


9.       SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company during 2003, 2002, and 2001 as follows:

                                                             2003           2002          2001
                                                              $              $             $
         Investing activity
            Expenditures on mineral property interests    (270,000)           -             -
                                                        ===========     ==========    ==========


         Financing activities
            Agent's fees payable                           (45,000)           -             -
            Shares issued for payment of agent's fees       45,000            -             -
            Shares issued for mineral property interests   270,000            -             -
                                                        -----------     ----------    ----------
                                                           270,000            -             -
                                                        ===========     ==========    ==========
         Other supplemental cash flow information:

                                                             2003           2002          2001
                                                              $              $             $
           Interest paid in cash                               -              -             -
                                                        ===========     ==========    ==========
           Income taxes paid in cash                           -              -             -
                                                        ===========     ==========    ==========


                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         (a) The financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's financial statements are summarized in the tables below.

                                                            INCEPTION TO
                                                                 2003           2003           2002           2001
                                                                  $              $              $              $
                  STATEMENTS OF LOSS
                  Net loss under Canadian GAAP                (433,214)      (405,756)       (26,258)          (116)
                  Option interests and exploration
                    costs for the period (i)                  (684,259)      (684,259)           -              -
                                                           ------------   ------------   ------------   ------------
                  Net loss under US GAAP                    (1,117,473)    (1,090,015)       (26,258)          (116)
                                                           ============   ============   ============   ============
                  Loss per share under US GAAP                                 $(0.22)        $(1.25)      $(116.00)
                                                                          ============   ============   ============

                                                                                               2003           2002
                                                                                                $              $
                  BALANCE SHEETS
                  Shareholders' equity
                  Balance per Canadian GAAP                                                 1,705,531        184,042
                  Option interests and deferred exploration costs expensed (i)               (684,259)           -
                                                                                          ------------   ------------
                  Balance per US GAAP                                                       1,021,272        184,042
                                                                                          ============   ============

                  Total assets
                  Balance per Canadian GAAP                                                 1,820,883            -
                  Option interests expensed under US GAAP                                    (570,042)           -
                  Exploration costs expensed under US GAAP                                   (177,217)           -
                                                                                          ------------   ------------
                  Balance per US GAAP                                                       1,136,624            -
                                                                                          ============   ============

                                                            INCEPTION TO
                                                                 2003           2003           2002           2001
                                                                  $              $              $              $
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Operating activities
                  Cash used per Canadian GAAP                  (84,641)       (80,610)        (4,031)           -
                  Option interests and deferred
                    exploration costs (i)                     (414,259)      (414,259)           -              -
                                                           ------------   ------------   ------------   ------------
                  Cash used per US GAAP                       (498,900)      (494,869)        (4,031)           -
                                                           ============   ============   ============   ============


                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                                                      INCEPTION TO
                                                          2003           2003           2002           2001
                                                           $              $              $              $
                  Investing activities

                  Cash used per Canadian GAAP          (414,259)      (414,259)           -              -
                  Option interests and deferred
                     exploration costs (i)              414,259        414,259            -              -
                                                    ------------   ------------   ------------   ------------
                  Cash provided (used) per US GAAP          -              -              -              -
                                                    ============   ============   ============   ============


                  (i)      Option interests and deferred exploration costs

                           Option interests and deferred exploration costs are accounted for in accordance with Canadian GAAP as disclosed in Note 3. The Company has determined for US GAAP purposes to expense the option payments and exploration costs relating to unproven mineral claims as incurred. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

                  (ii)     Income Tax

                           Under Canadian GAAP, future income tax assets are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of deferred income taxes. This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the years ended December 31, 2003,2002, and 2001.


                  (ii)     Other Comprehensive Income

                           US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income excluding the deficit be disclosed separately in shareholders' equity. Comprehensive income, which incorporates the net loss, includes all changes in shareholders' equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP. The Company does not have any other comprehensive income component in 2003, 2002, and 2001.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         (b)      New Technical Pronouncements

                  In January 2003, the FASB released FASB Interpretation No. 46 ("FIN 46"), "CONSOLIDATION OF VARIABLE INTEREST ENTITIES". FIN 46 requires that all primary beneficiaries of variable interest entities consolidate that entity. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company did not create a variable interest entity after January 31, 2003 and does not have a variable interest entity as of December 31, 2003. The adoption of FIN 46R in 2004 will not have an impact on the Company's financial position or results of operations.

                  In April 2003, the FASB issued SFAS 149, "AMENDMENT OF STATEMENT NO. 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES." SFAS 149 amends certain portions of SFAS 133 and is effective for all contracts entered into or modified after June 30, 2003 on a prospective basis. The adoption of SFAS 149 is not expected to have an effect on the results of operations or financial position of the Company since the Company currently has no derivatives or hedging contracts.

                  In June 2003, the FASB issued SFAS 150, "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 is not expected to have an effect on the Company's financial position.

                  In December 2003, the FASB Issued SFAS No. 132(R), a revision to SFAS No. 132, "EMPLOYER'S DISCLOSURE ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS". SFAS No. 132(R) requires additional disclosure about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132(R) is effective for the financials statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments which are effective for the fiscal years ending after June 15, 2004. The adoption of SFAS No. 132(R) does not have an impact on the Company's financial position or results of operations.

                  In December 2003, the American Institute of Certified Public Accountants ("AICPA") and the Securities and Exchange Commission ("SEC") expressed the opinion that rate-lock commitments represent written put options, and therefore be valued as a liability. The SEC expressed that they expect registrants to disclose the effect on the financial statement of recognizing the rate-lock commitments as written put options, for quarters commencing after March 15, 2004. Additionally,

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  the SEC recently issued Staff Accounting  Bulletin ("SAB") No.
                  105. SAB No. 105 clarifies the SEC's position that the inclusion of cash flows from servicing or ancillary income in the determination of the fair value of interest rate lock commitments is not appropriate. The Company has not yet determined the impact on the financial statements of SAB No. 105, which must be implemented for loan commitments entered into on or after April 1, 2004. The Company is currently analyzing the impact of the SEC's position and will, if required, account for its loan origination commitments as prescribed.


11.      SUBSEQUENT EVENTS

         a) In January 2004, the Company completed a private placement financing of 1,257,000 units at $0.55 per unit, for gross proceeds of $691,350. Each unit is comprised of one common share and one non- transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.67 per share on or before January 20, 2005.

                  As at December 31, 2003, the Company had received $658,350 on account of the private placement financing.

         b) In January 2004, the Greenshoe Option was exercised and the Company issued 225,000 units, at $0.45 per unit, for $101,250. Each unit was comprised of one common share and one non-transferable share purchase warrant. Two warrants entitle the agent to purchase one additional common share, at a price of $0.45 per share, on or before September 1, 2004.

         c) Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the contract the President is currently paid $3,060 per month. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include an undetermined bonus plus eighteen months of compensation.

         d) In March 2004, the Company completed a private placement financing of 2,750,000 units at $0.80 per unit, for gross proceeds of $2,200,000. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a period of two years, at a price of $1.00 per share in year one and at $1.20 per share in year two.

                  In connection with the private placement the Company paid cash commissions and finder's fees totalling $96,560, issued 55,300 units on the same terms and basis as the private placement, and issued 168,000 warrants. Each warrant entitles the holder to purchase one common share of the Company for a period of two years at $0.90 per share.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)

11.      SUBSEQUENT EVENTS (continued)

         e) On April 8, 2004, the Company and IMA entered into a further agreement on the Mogote Property. The Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 common shares (issued) and conducting an additional US $3 million of exploration expenditures, as follows:

                           EXPLORATION
                           EXPENDITURES              DATE
                                US$

                            1,000,000                May 20, 2005
                            1,000,000                May 20, 2006
                            1,000,000                May 20, 2007
                            ---------
                            3,000,000
                            =========

         f) In April 2004, the Company granted stock options to its employees, directors and consultants to purchase 454,500 common shares at $0.90 per share, exercisable for a period of five years.

                                                                          USGAAP


















--------------------------------------------------------------------------------



                           AMERA RESOURCES CORPORATION

                          INTERIM FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                             JUNE 30, 2004 AND 2003

                      (UNAUDITED - PREPARED BY MANAGEMENT)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS



The accompanying unaudited interim financial statements of Amera Resources Corporation for the six months ended June 30, 2004, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                           AMERA RESOURCES CORPORATION
                             INTERIM BALANCE SHEETS
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                                                      JUNE 30,        DECEMBER 31,
                                                                                        2004              2003
                                                                                         $                 $
                                   A S S E T S
CURRENT ASSETS

Cash                                                                                    2,402,234         1,117,845
Amounts receivable and prepaids                                                            32,824            18,779
                                                                                   --------------    --------------
                                                                                        2,435,058         1,136,624
OPTIONS TO ACQUIRE INTERESTS IN
    UNPROVEN MINERAL CLAIMS (Note 3)                                                      786,042           507,042

DEFERRED EXPLORATION COSTS (Note 3)                                                       738,568           177,217
                                                                                   --------------    --------------
                                                                                        3,959,668         1,820,883
                                                                                   ==============    ==============

                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                                                   30,680           115,352
                                                                                   --------------    --------------

                      S H A R E H O L D E R S '  E Q U I T Y

SHARE CAPITAL (Note 4)                                                                  4,477,627         1,228,395

SHARE SUBSCRIPTIONS RECEIVED (Note 4(a))                                                      -             658,350

CONTRIBUTED SURPLUS                                                                       383,805           252,000

DEFICIT                                                                                  (932,444)         (433,214)
                                                                                   --------------    --------------
                                                                                        3,928,988         1,705,531
                                                                                   --------------    --------------
                                                                                        3,959,668         1,820,883
                                                                                   ==============    ==============




APPROVED BY THE DIRECTORS


/s/ NIKOLAOS CACOS                       , Director
----------------------------------------

/s/ JERRY MINNI                          , Director
----------------------------------------


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           AMERA RESOURCES CORPORATION
                     INTERIM STATEMENTS OF LOSS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                         THREE MONTHS ENDED                SIX MONTHS ENDED
                                                              JUNE 30,                         JUNE 30,
                                                    ------------------------------   -------------------------------
                                                          2004            2003             2004             2003
                                                           $               $                $                $
REVENUE

Interest income                                             1,939             915            3,986            1,429
                                                    --------------  --------------   --------------   --------------
EXPENSES

Accounting                                                  8,741           2,600           11,863            2,840
Administration                                             18,216             -             32,031              -
Advertising                                                 8,946             -             20,372              -
Corporate development                                      35,805             -             54,253              -
Foreign exchange                                           (3,244)            -             (1,091)             -
General exploration                                        29,452             -             29,452              -
Investor relations                                          7,500             -             30,000              -
Legal                                                       1,304           3,750            9,750            3,750
Management fees                                            18,375             -             35,651              -
Office and sundry                                          12,050           4,146           26,426            4,339
Professional fees                                          14,730          20,087           50,680           25,937
Regulatory fees                                             7,233             -              9,286              -
Rent                                                       10,809           7,500           18,309            9,000
Shareholder costs                                           3,392             -              6,887              -
Stock-based compensation                                  131,805             -            131,805              -
Transfer agent fees                                         6,408             -             11,760              -
Travel                                                     18,889             -             24,596              -
Website                                                       836             -              1,186              -
                                                    --------------  --------------   --------------   --------------
                                                          331,247          38,083          503,216           45,866
                                                    --------------  --------------   --------------   --------------
NET LOSS FOR THE PERIOD                                  (329,308)        (37,168)        (499,230)         (44,437)

DEFICIT - BEGINNING OF PERIOD                            (603,136)        (34,727)        (433,214)         (27,458)
                                                    --------------  --------------   --------------   --------------
DEFICIT - END OF PERIOD                                  (932,444)        (71,895)        (932,444)         (71,895)
                                                    ==============  ==============   ==============   ==============

BASIC AND DILUTED LOSS PER SHARE                           $(0.02)         $(0.01)          $(0.04)          $(0.02)
                                                    ==============  ==============   ==============   ==============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                          13,594,326       4,000,000       11,759,592        2,527,081
                                                    ==============  ==============   ==============   ==============




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           AMERA RESOURCES CORPORATION
                        INTERIM STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                         THREE MONTHS ENDED                SIX MONTHS ENDED
                                                              JUNE 30,                         JUNE 30,
                                                    ------------------------------   -------------------------------
                                                          2004            2003             2004             2003
                                                           $               $                $                $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                  (329,308)        (37,168)        (499,230)         (44,437)
Adjustment for item not involving cash
    Stock-based compensation                              131,805             -            131,805              -
                                                    --------------  --------------   --------------   --------------
                                                         (197,503)        (37,168)        (367,425)         (44,437)
Decrease (increase) in amounts receivable
    and prepaids                                            9,778          (2,199)         (14,045)          (2,294)
Increase (decrease) in accounts payable and
    accrued liabilities                                  (111,910)          9,557          (84,672)           5,754
                                                    --------------  --------------   --------------   --------------
                                                         (299,635)        (29,810)        (466,142)         (40,977)
                                                    --------------  --------------   --------------   --------------
FINANCING ACTIVITIES

Issuance of common shares                                  56,750             -          2,469,800              -
Issuance of special warrants                                  -           226,263              -            228,650
Share issuance costs                                          -           (22,500)        (157,918)         (22,500)
                                                    --------------  --------------   --------------   --------------
                                                           56,750         203,763        2,311,882          206,150
                                                    --------------  --------------   --------------   --------------
INVESTING ACTIVITY

Expenditures on mineral resource interests               (412,479)        (19,523)        (561,351)         (19,523)
                                                    --------------  --------------   --------------   --------------
INCREASE (DECREASE) IN CASH
    DURING THE PERIOD                                    (655,364)        154,430        1,284,389          145,650

CASH - BEGINNING OF PERIOD                              3,057,598         188,689        1,117,845          197,469
                                                    --------------  --------------   --------------   --------------
CASH - END OF PERIOD                                    2,402,234         343,119        2,402,234          343,119
                                                    ==============  ==============   ==============   ==============


SUPPLEMENTARY CASH FLOW INFORMATION - See Note 7



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           AMERA RESOURCES CORPORATION
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)



1.       NATURE OF OPERATIONS

         The Company is primarily engaged in the acquisition and exploration of mineral resource interests in Argentina. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these interests contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral resource interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral interests and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the interests, the ability of the Company to obtain the necessary financing to complete development, and future profitable production. The Company considers that it has adequate resources to maintain its core operations and planned exploration programs for the fiscal year.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These interim financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. These interim financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim financial statements should be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

         The significant measurement difference between Canadian GAAP and those that would be applied under United States generally accepted account principles ("US GAAP") are disclosed in Note 8.

         Certain comparative figures have been reclassified to conform with the presentation used in the six months ended June 30, 2004.


3.       OPTION INTERESTS AND DEFERRED EXPLORATION COSTS


                                       JUNE 30, 2004                          DECEMBER 31, 2003
                           --------------------------------------  ---------------------------------------
                           ACQUISITION  EXPLORATION                ACQUISITION  EXPLORATION
                              COSTS     EXPENDITURES    TOTAL         COSTS     EXPENDITURES     TOTAL
                                $            $            $             $            $             $
Argentina
    Mogote Property             561,042      653,275    1,214,317       282,042      164,768       446,810
    Chubut Properties           225,000          -        225,000       225,000          -         225,000
                           ------------ ------------ ------------  ------------ ------------  ------------
                                786,042      653,275    1,439,317       507,042      164,768       671,810
Foreign value added tax             -         85,293       85,293           -         12,449        12,449
                           ------------ ------------ ------------  ------------ ------------  ------------
                                786,042      738,568    1,524,610       507,042      177,217       684,259
                           ============ ============ ============  ============ ============  ============


                           AMERA RESOURCES CORPORATION
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)



3.       MINERAL RESOURCE INTERESTS (continued)

         Exploration costs incurred during the six months ended June 30, 2004, on the Mogote Property are as follows:

                                                                          $

         Balance, beginning of period                                    164,768
                                                                  --------------
           Access contractors                                             40,528
           Assays                                                         23,651
           Drilling                                                      236,119
           Environment                                                     1,209
           Field supplies                                                  8,763
           Geological                                                     58,691
           Geology supplies                                               34,145
           Geophysics                                                     17,533
           Other                                                          14,790
           Project management                                             12,769
           Travel                                                          6,594
           Vehicles                                                       33,715
                                                                  --------------
                                                                         488,507
                                                                  --------------
         Balance, end of period                                          653,275
                                                                  ==============

         On March 6, 2003, the Company and IMA Exploration Inc. ("IMA"), a publicly traded company with common management and directors, entered into agreements whereby the Company optioned or acquired interests in various mineral concessions located in Argentina, as follows:

         i) to earn a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina, the Company must issue a total of 1,650,000 common shares and conduct a minimum of US $1.25 million of exploration expenditures, including work programs and underlying option payments, as follows:


                      SHARES TO         EXPLORATION
                      BE ISSUED         EXPENDITURES         DATE
                                             US$
                        100,000                -         Issued
                        100,000            250,000       July 1, 2004 (Issued)
                        250,000            300,000       July 1, 2005
                        300,000            300,000       July 1, 2006
                        900,000            400,000       July 1, 2007
                      ---------          ---------
                      1,650,000          1,250,000
                      =========          =========

                           AMERA RESOURCES CORPORATION
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)



3.   MINERAL RESOURCE INTERESTS (continued)

         On April 8, 2004, the Company and IMA entered into a further agreement on the Mogote Property. The Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 common shares (issued) and conducting an additional US $3 million of exploration expenditures, as follows:

                        US $                  DATE

                     1,000,000                May 30, 2005
                     1,000,000                May 30, 2006
                     1,000,000                May 30, 2007
                     ---------
                     3,000,000
                     =========

         The underlying option payments are US $80,000 on December 6, 2004 and US $110,000 on June 6, 2005.

     ii) purchased a 100% undivided interest in three mineral properties (the "Chubut Properties"), comprising 24,280 hectares, located in Chubut Province, Argentina, by issuing 500,000 common shares for a fair value of $225,000. In addition, in the event that a decision is made to place the Chubut Properties into commercial production, the Company will pay a bonus of US $250,000 and a 3% net smelter returns royalty.

      On July 7, 2004, IMA completed its plan of arrangement in which certain of IMA's assets, including the agreements on the Mogote Property and Chubut Properties, were transferred into a separate public company, Golden Arrow Resources Corporation.

      See also Note 9.

                           AMERA RESOURCES CORPORATION
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.   SHARE CAPITAL

     Authorized:  100,000,000 common shares without par value
     Issued:

                                                       JUNE 30, 2004                   DECEMBER 31, 2003
                                                ------------------------------   -------------------------------
                                                    SHARES          AMOUNT           SHARES           AMOUNT
                                                                       $                                 $
     Balance, beginning of period                   9,086,832       1,228,395        4,000,000           80,000
                                                --------------  --------------   --------------   --------------
     Issued during the period
     For cash
          - initial public offering                       -               -          1,500,000          675,000
          - private placements                      4,007,000       2,891,350              -                -
          - special warrants                              -               -          2,876,832          363,900
          - exercise of warrants                      288,750         143,650           10,000            5,000
          - greenshoe option                          225,000          93,150              -                -
     For agent's fees                                  55,300          44,240          100,000           45,000
     For mineral properties                           300,000         279,000          600,000          270,000
                                                --------------  --------------   --------------   --------------
                                                    4,876,050       3,451,390        5,086,832        1,358,900
     Less:  share issue costs                             -          (202,158)             -           (210,505)
                                                --------------  --------------   --------------   --------------
                                                    4,876,050       3,249,232        5,086,832        1,148,395
                                                --------------  --------------   --------------   --------------
     Balance, end of period                        13,962,882       4,477,627        9,086,832        1,228,395
                                                ==============  ==============   ==============   ==============

     (a) During the six months ended June 30, 2004, the Company completed:

         i) a private placement financing of 1,257,000 units at $0.55 per unit, for gross proceeds of $691,350. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.67 per share on or before January 20, 2005. As at December 31, 2003, $658,350 had been received by the Company on account of the private placement and had been recorded as share subscriptions received;

         ii) a private placement financing of 2,750,000 units at $0.80 per unit, for gross proceeds of $2,200,000. Each unit comprised one common share and one non-transferable share purchase warrant. On the non-brokered portion, each warrant entitles the holder to purchase one additional common share for a period of two years, at a price of $1.00 per share on or before March 24, 2005 and at $1.20 per share on or before March 24, 2006. On the brokered portion, each warrant entitles the holder to purchase one additional common share for a period of two years, at a price of $1.00 per share on or before March 31, 2005 and at $1.20 per share on or before March 31, 2006;

               In connection with the private placement the Company paid cash commissions and finder's fees totalling $96,560, issued 55,300 units on the same terms and basis as the private placement, and issued 168,000 warrants. Each warrant entitles the holder to purchase one common share of the Company at $0.90 per share on or before March 31, 2006; and

                           AMERA RESOURCES CORPORATION
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.   SHARE CAPITAL (continued)

         iii) issued 225,000 units on the exercise of a greenshoe option, which has been granted under the Company's initial public offering, at $0.414 per unit, for $93,150. Each unit comprised one common share and one non-transferable share purchase warrant. Two warrants entitle the agent to purchase one additional common share, at a price of $0.50 per share, on or before September 1, 2004.

     (b) During the six months ended June 30, 2004, the Company granted stock options to its employees, directors and consultants to acquire 454,500 common shares of the Company. The stock options vested immediately and are exercisable at a price of $0.90 per share and expire April 2, 2009.

         The following table summarizes information about the stock options outstanding and exercisable at June 30, 2004:

                               NUMBER OF OPTIONS
                                OUTSTANDING AND
         EXERCISE PRICE           EXERCISABLE                EXPIRY DATE

            $0.60                    900,000                 December 12, 2008
            $0.90                    454,500                 April 2, 2009
                                   ---------
                                   1,354,500
                                   =========

         The fair value of stock options granted to employees, directors and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during 2004:

             Risk-free interest rate                      2.13%
             Estimated volatility                          36%
             Expected life                              2.5 years

         The fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $0.29 per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

     (c) As at June 30, 2004, the Company had outstanding warrants issued pursuant to private placements, which may be exercised to purchase 5,019,050 common shares. The warrants expire at various times until March 31, 2006 and may be exercised at prices ranging from $0.45 per share to $1.20 per share.

                           AMERA RESOURCES CORPORATION
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.   SHARE CAPITAL (continued)

         Details of warrants outstanding are as follows:

                                                                      NUMBER
                                                                    OF WARRANTS

         Balance, beginning of period                                  965,000
         Issued                                                      4,342,800
         Exercised                                                    (288,750)
                                                                  -------------
         Balance, end of period                                      5,019,050
                                                                  =============

         The  following   table  summarizes  information  about   the   warrants
         outstanding and exercisable at June 30, 2004.

             NUMBER              EXERCISE PRICE            EXPIRY DATE
                                       $

              210,500                 0.45                 September 1, 2004
              578,250                 0.50                 September 1, 2004
            1,257,000                 0.67                 January 20, 2005
            1,500,000             1.00 / 1.20              March 24, 2005 / 2006
               18,000                 0.90                 March 24, 2006
            1,305,300             1.00 / 1.20              March 31, 2005 / 2006
              150,000                 0.90                 March 31, 2006
          -----------
            5,019,050
          ===========

     (d) As at June 30, 2004, 3,261,997 common shares are held in escrow and are released every six months, ending on November 3, 2006.


5.   RELATED PARTY TRANSACTIONS

      The Company shares office facilities with IMA. During the six months ended June 30, 2004, the Company was charged $50,340 by IMA for shared rent and administration costs. The Company also paid $26,200 (2003 - $Nil) for corporate development services provided to the Company by a director of IMA and a consultant to IMA. During the six months ended June 30, 2004, the Company paid $40,500 (2003 - $nil) for professional fees (including a $25,000 relocation allowance), billed by a director and by an officer of the Company.

      Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the contract the President is currently paid $6,125 per month. During the six months ended June 30, 2004, the Company paid $35,651 to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include an undetermined bonus plus eighteen months of compensation.

      See also Note 3.

                           AMERA RESOURCES CORPORATION
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)



6.   SEGMENTED INFORMATION

     The Company is primarily involved in mineral exploration and development activities in Argentina. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the six months ended June 30, 2004.

     The Company's total assets are segmented geographically as follows:


                                                                        JUNE 30, 2004
                                                       ------------------------------------------------
                                                                             MINERAL
                                                         CORPORATE         OPERATIONS
                                                          CANADA            ARGENTINA            TOTAL
                                                             $                 $                   $
     Current assets                                      2,435,058                -           2,435,058
     Mineral resource interests                                -            1,524,610         1,524,610
                                                       -----------       ------------      ------------
                                                         2,435,058          1,524,610         3,959,668
                                                       ===========       ============      ============


7.   SUPPLEMENTARY CASH FLOW INFORMATION

     Non-cash investing and financing activities were conducted by the Company during the six months ended June 30, 2004 and 2003 as follows:

                                                                     JUNE 30,            JUNE 30,
                                                                       2004                2003
                                                                         $                   $
     Investing activity
       Expenditures on mineral resource interests                    (279,000)               -
                                                                  ============        ===========


     Financing activities
       Agent's fees payable                                           (44,240)               -
       Shares issued for payment of agent's fees                       44,240                -
       Shares issued for mineral resource interests                   279,000                -
                                                                  ------------        -----------
                                                                      279,000                -
                                                                  ============        ===========

     Other supplementary cash flow information:

                                                                     JUNE 30,            JUNE 30,
                                                                       2004                2003
                                                                         $                  $
       Interest paid in cash                                             -                   -
                                                                  ===========         ===========
       Income taxes paid in cash                                         -                   -
                                                                  ===========         ===========


                           AMERA RESOURCES CORPORATION
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


8.   DIFFERENCES  BETWEEN   CANADIAN   AND   UNITED  STATES  GENERALLY  ACCEPTED
     ACCOUNTING PRINCIPLES

     (a) The interim financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's financial statements are summarized in the tables below.

         STATEMENTS OF LOSS
                                                                                    SIX MONTHS ENDED
                                                                              -----------------------------
                                                              INCEPTION TO       JUNE 30,        JUNE 30,
                                                              JUNE 30, 2004        2004            2003
                                                                    $                $               $
         Net loss under Canadian GAAP                            (932,444)       (499,230)        (44,437)
         Option interests and exploration costs (i)            (1,524,610)       (840,351)            -
                                                             -------------   -------------   -------------
         Net loss under US GAAP                                (2,457,054)     (1,339,581)        (44,437)
                                                             =============   =============   =============
         Loss per share under US GAAP                                              $(0.11)         $(0.02)
                                                                             =============   =============

         BALANCE SHEETS

                                                                                 JUNE 30,      DECEMBER 31,
                                                                                   2004            2003
                                                                                     $               $
         SHAREHOLDERS' EQUITY

         Balance per Canadian GAAP                                               3,928,988       1,705,531
         Option interests and deferred exploration costs expensed (i)           (1,524,610)       (684,259)
                                                                              -------------   -------------
         Balance per US GAAP                                                     2,404,378       1,021,272
                                                                              =============   =============

         TOTAL ASSETS

         Balance per Canadian GAAP                                               3,959,668       1,820,883
         Option interests expensed under US GAAP                                  (786,042)       (570,042)
         Exploration costs expensed under US GAAP                                 (738,568)       (177,217)
                                                                              -------------   -------------
         Balance per US GAAP                                                     2,435,058       1,073,624
                                                                              =============   =============


                           AMERA RESOURCES CORPORATION
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)



8.   DIFFERENCES  BETWEEN  CANADIAN   AND   UNITED  STATES   GENERALLY  ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

         STATEMENTS OF CASH FLOWS
                                                                                     SIX MONTHS ENDED
                                                                              -----------------------------
                                                                INCEPTION TO      JUNE 30,        JUNE 30,
                                                                JUNE 30, 2004       2004            2003
                                                                       $               $               $
         OPERATING ACTIVITIES

         Cash used per Canadian GAAP                              (550,783)       (466,142)        (40,977)
         Option interests and deferred exploration costs (i)      (975,610)       (561,351)        (19,523)
                                                              -------------   -------------   -------------
         Cash used per US GAAP                                  (1,526,393)     (1,027,493)        (60,500)
                                                              =============   =============   =============


         INVESTING ACTIVITIES

         Cash used per Canadian GAAP                              (975,610)       (561,351)        (19,523)
         Option interests and deferred exploration costs (i)       975,610         561,351          19,523
                                                              -------------   -------------   -------------
         Cash provided (used)  per US GAAP                             -               -               -
                                                              =============   =============   =============

         (i)   Option interests and deferred exploration costs

               Option interests and deferred exploration costs are accounted for in accordance with Canadian GAAP. The Company has determined for US GAAP purposes to expense the option payments and exploration costs relating to unproven mineral claims as incurred. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

         (ii)  Income Tax

               Under Canadian GAAP, future income tax assets are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of deferred income taxes. This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the six months ended June 30, 2004 and 2003.

         (ii)  Other Comprehensive Income

               US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income excluding the deficit be disclosed separately in shareholders' equity. Comprehensive income, which incorporates the net loss, includes all changes in shareholders' equity during

                           AMERA RESOURCES CORPORATION
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)



8.   DIFFERENCES   BETWEEN  CANADIAN   AND  UNITED  STATES  GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

               a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP. The Company does not have any other comprehensive income component for the six months ended June 30, 2004 and 2003.

     (b)   New Technical Pronouncements

           In January 2003, the FASB released FASB Interpretation No. 46 ("FIN 46"), "CONSOLIDATION OF VARIABLE INTEREST ENTITIES". FIN 46 requires that all primary beneficiaries of variable interest entities consolidate that entity. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company did not create a variable interest entity after January 31, 2003 and does not have a variable interest entity as of June 30, 2004. The adoption of FIN 46R in 2004 will not have an impact on the Company's financial position or results of operations.

           In April 2003, the FASB issued SFAS 149, "AMENDMENT OF STATEMENT NO. 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES." SFAS 149 amends certain portions of SFAS 133 and is effective for all contracts entered into or modified after June 30, 2003 on a prospective basis. The adoption of SFAS 149 does not have an impact on the results of operations or financial position of the Company since the Company currently has no derivatives or hedging contracts.

           In June 2003, the FASB issued SFAS 150, "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 does not have an impact on the Company's financial position.

           In December 2003, the FASB Issued SFAS No. 132(R), a revision to SFAS No. 132, "EMPLOYER'S DISCLOSURE ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS". SFAS No. 132(R) requires additional disclosure about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132(R) is effective for the financials statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments which are effective for the fiscal years ending after June 15, 2004. The adoption of SFAS No. 132(R) does not have an impact on the Company's financial position or results of operations.

                           AMERA RESOURCES CORPORATION
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


8.   DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY    ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

           In December 2003, the American Institute of Certified Public Accountants ("AICPA") and the Securities and Exchange Commission ("SEC") expressed the opinion that rate-lock commitments represent written put options, and therefore be valued as a liability. The SEC expressed that they expect registrants to disclose the effect on the financial statement of recognizing the rate-lock commitments as written put options, for quarters commencing after March 15, 2004. Additionally, the SEC recently issued Staff Accounting Bulletin ("SAB") No. 105. SAB No. 105 clarifies the SEC's position that the inclusion of cash flows from servicing or ancillary income in the determination of the fair value of interest rate lock commitments is not appropriate. The Company has not entered into any loan commitments and does not have any rate-lock commitments as of June 30, 2004. The SEC's position on loan origination commitments will not have an impact on the Company's financial position or results of operations.


9.   SUBSEQUENT EVENT

     Subsequent to June 30, 2004, the Company entered into an option agreement with Arcturus Ventures Inc. ("Arcturus") whereby it may earn up to an 80% undivided interest in the Esperanza Property comprising 3,000 hectares located in northern Arequipa Province, Peru. The Company may earn an initial 55% interest in the Esperanza Property by incurring $750,000 in work expenditures over three years, issuing 250,000 common shares and making a one-time payment of $40,000 to Arcturus. The Company can earn an additional 25% interest by preparing a bankable feasibility study on the Esperanza Property within three years and issuing a further 260,000 shares. Closing of the option agreement is subject to TSX Venture Exchange approval.
















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